1350 I Street, NW Suite 1100 Washington, DC 20016 202.662.2700 phone 202.662.2739 fax andrewskurth.com
November 18, 2011
Via EDGAR and FedEx
Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:	Mid-Con Energy Partners, LP Amendment No. 1 to Registration Statement on Form S-1 Filed October 6, 2011 File No. 333-176265
Dear Mr. Schwall:
     Set forth below are the responses of Mid-Con Energy Partners, LP, a Delaware limited partnership (“Mid-Con Energy,” “we,” “us,” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the“ Commission”) by letter dated October 26, 2011, with respect to Mid-Con Energy’s Amendment No. 1 to Registration Statement on Form S-1 initially filed with the Commission on October 6, 2011, File No. 333-176265 (the “Registration Statement”). Each response below has been prepared and is being provided by Mid-Con Energy, which has authorized Andrews Kurth LLP to respond to the Staff’s comments on its behalf.
     Concurrently with the submission of this response letter, we are filing, through EDGAR, Amendment No. 2 to the Registration Statement (“Amendment No. 2”). For the Staff’s convenience, we have hand-delivered three copies of Amendment No. 2, together with three copies of Amendment No. 2 that are marked to show all revisions to the Registration Statement since the filing of Amendment No. 1 to the Registration Statement.
     For the Staff’s convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 2, unless indicated otherwise.
Austin     Beijing     Dallas     Houston     London     New York     The Woodlands     Washington, DC

H. Roger Schwall
November 18, 2011

General
1. Our petroleum engineer is in the process reviewing your filing. Please be advised that he may have additional comments.
     Response: Richard Carson of GableGotwals received a call from Messrs. Winfrey and von Holtzendorff of the Staff on Friday, November 4, 2011. Mr. Winfrey denied our request in our October 5, 2011 letter that, in this amendment, we be permitted to remove the depletion-related disclosure added in Amendment No. 1. to the Registration Statement in response to Comment No. 30 of the Staff’s letter dated September 29, 2011 (see page 106 of Amendment No. 2). Mr. Winfrey confirmed that he had no additional comments to Amendment No. 1.
2. We note your statements on pages 12 and 69 that “[u]nlike many publicly traded limited partnerships, [y]our general partner is not entitled to any incentive distributions, and [you] do not have any subordinated units.” Please add risk factor disclosure to provide investors with more information on the risks this structure may pose to them, or alternatively tell us why you believe additional disclosure is unwarranted.
     Response: We have revised the disclosure as requested to add a risk factor stating the Partnership does not have subordinated units, which means that (i) public investors will not be senior in payment of distributions at the initial quarterly distribution rate, or at any rate, over the Contributing Parties and (ii) if the amount of any future distribution is less than the initial quarterly distribution rate, public unitholders will not have any right to receive any payments of arrearages in future periods. Please see page 36. We have not added any additional risk factor disclosure with respect to the absence of incentive distribution rights because we believe that such absence is favorable to investors. Without incentive distribution rights, the general partner will have no right to receive incremental distributions in excess of its 2% general partner interest no matter how much the amount of future distributions, on a per unit basis, may increase.
Our Cash Distribution Policy and Restrictions on Distributions, page 49
3. Please refer to the following statement on page 49: “We do not have a legal obligation to pay distributions at our initial quarterly distribution rate or at any other rate except as provided in our partnership agreement.” This statement suggests that you may have a legal obligation to pay distributions at some rate. Please clarify whether your cash distribution policy will entail making distributions at an established rate. Also clarify (i) whether there would consequences if you failed to pay a quarterly distribution pursuant to your distribution policy, such as the holders of your common units being entitled to receive arrearages, and (ii) how you would distribute cash in excess of your distribution rate.
     Response: We have revised the disclosure as requested to clarify that the Partnership has no legal obligation to make distributions at any established rate. We have further revised the disclosure to clarify that (i) there are no consequences to the Partnership if it fails to pay a quarterly distribution in an amount at least equal to the initial quarterly distribution rate and that common unit holders are not entitled to receive arrearages and, (ii) to the extent that the

H. Roger Schwall
November 18, 2011

Partnership has sufficient available cash to make distributions in excess of the initial distribution rate, the incremental available cash will be distributed pro rata to all unitholders. Please see page 50.
Certain Relationships and Related Party Transactions, page 137
4. We note your disclosure that prior to the closing of this offering Mid-Con Energy Operating will contribute to the partnership certain working interests in the Cushing Field and J & A Oil Company will contribute to the partnership its interests in certain derivative contracts. If material, please expand your disclosure here to provide greater detail regarding the interests to be contributed.
     Response: We have revised the disclosure as requested to (i) clarify that the additional working interests in the Cushing Field to be acquired were producing approximately 30 Boe per day (net), as of June 30, 2011, and contained approximately 193 MBoe of estimated net proved reserves and (ii) provide information regarding the related commodity derivative contracts to be acquired. Please see page 144.
     Please direct any questions you have with respect to the foregoing or with respect to Amendment No. 2 to the undersigned at (202) 662-3044 or bcooper@andrewskurth.com or Richard Carson at GableGotwals at (918) 595 4833 or rcarson@gablelaw.com.

Very truly yours,
/s/ William J. Cooper
William J. Cooper

cc:	Alexandra M. Ledbetter, Securities and Exchange Commission
Charles R. Olmstead, Mid-Con Energy Partners, LP
Richard M. Carson. GableGotwals
J. Michael Chambers, Latham & Watkins LLP
Brett E. Braden, Latham & Watkins LLP

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated November 18, 2011

PRELIMINARY PROSPECTUS

Mid-Con Energy Partners, LP
5,400,000 Common Units
Representing Limited Partner Interests

We are a Delaware limited partnership formed in July 2011 to own, operate, acquire, exploit and develop producing oil and natural gas properties in North America, with a focus on the Mid-Continent region of the United States. This is the initial public offering of our common units. No public market currently exists for our common units. We expect the initial public offering price to be between $19.00 and $21.00 per common unit.

We have applied to list our common units on the NASDAQ Global Market under the symbol “MCEP.”

Investing in our common units involves risks. See “Risk Factors” beginning on page 22.

These risks include the following:

•	We may not have sufficient cash to pay the initial quarterly distribution on our units following the establishment of cash reserves and payment of expenses, including payments to our general partner.

•	We would not have generated sufficient available cash on a pro forma basis to have paid the initial quarterly distribution on all of our units for the twelve months ended September 30, 2011.

•	Unless we replace the oil reserves we produce, our revenues and production will decline, which would adversely affect our cash flow from operations and our ability to make distributions to our unitholders at the initial quarterly distribution rate.

•	A decline in oil prices, or an increase in the differential between the NYMEX or other benchmark prices of oil and the wellhead price we receive for our production, will cause a decline in our cash flow from operations, which could cause us to reduce our distributions or cease paying distributions altogether.

•	Our general partner, who controls us, will have conflicts of interest with, and owe limited fiduciary duties to, us, which may permit them to favor their own interests to the detriment of us and our unitholders.

•	Neither we nor our general partner have any employees, and we rely solely on an affiliate of our general partner to manage and operate our business. The individuals who will manage us will also provide substantially similar services to affiliates of our general partner, and thus will not be solely focused on our business.

•	Common units held by persons who our general partner determines are not eligible holders will be subject to redemption.

•	Our unitholders have limited voting rights and are not entitled to elect our general partner or its board of directors, which could reduce the price at which our common units will trade.

•	Even if our unitholders are dissatisfied, they cannot remove our general partner without its consent.

•	Our tax treatment depends on our status as a partnership for federal income tax purposes. If the IRS were to treat us as a corporation, then our cash available for distribution to our unitholders would be substantially reduced.

•	Our unitholders will be required to pay taxes on their share of our taxable income even if they do not receive any cash distributions from us.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

PRICE $           PER COMMON UNIT

Per
Common
	Unit	Total

Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses(2)	$	$

(1)	Excludes a structuring fee equal to 0.375% of the gross proceeds of this offering payable to RBC Capital Markets, LLC.

(2)	After deducting the underwriting discount, the structuring fee and the estimated offering expenses and applying the offering proceeds as described in “Use of Proceeds” on page 46, we do not expect that any of the net proceeds of the offering will be available for investment in our business.

We have granted the underwriters a 30-day option to purchase up to an additional 810,000 common units on the same terms and conditions as set forth above if the underwriters sell more than 5,400,000 common units in this offering.

The underwriters expect to deliver the common units on or about          , 2011.

RBC Capital Markets

, 2011

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including “Risk Factors” and the historical and unaudited pro forma financial statements and the notes to those financial statements. The information presented in this prospectus assumes that the underwriters do not exercise their option to purchase up to an additional 810,000 common units, unless otherwise indicated. As used in this prospectus, unless we indicate otherwise:

•	“Contributing Parties” collectively refers to the Founders, Yorktown, our executive officers, employees and other individuals and entities who hold membership interests in our predecessor;

•	“Founders” collectively refers to Charles R. Olmstead, S. Craig George and Jeffrey R. Olmstead;

•	“our general partner” refers to Mid-Con Energy GP, LLC;

•	“Mid-Con Affiliates” collectively refers to Mid-Con Energy III, LLC and Mid-Con Energy IV, LLC, which are affiliates of our general partner;

•	“Mid-Con Energy Partners,” the “partnership,” “we,” “our,” “us” or like terms when used in a historical context refer to our predecessor, which will be merged with and into Mid-Con Energy Properties, LLC, our wholly owned subsidiary, in connection with this offering. When used in the present tense or prospectively, those terms refer to Mid-Con Energy Partners, LP, a Delaware limited partnership, and its subsidiaries;

•	“Mid-Con Energy Operating” refers to Mid-Con Energy Operating, Inc., an affiliate of our general partner;

•	“Mid-Con Energy Properties” refers to Mid-Con Energy Properties, LLC, our wholly owned subsidiary;

•	“our predecessor” collectively refers to Mid-Con Energy Corporation, prior to June 30, 2009, and to Mid-Con Energy I, LLC and Mid-Con Energy II, LLC, on a combined basis, thereafter, our respective predecessors for accounting purposes; and

•	“Yorktown” collectively refers to Yorktown Partners LLC, Yorktown Energy Partners VI, L.P., Yorktown Energy Partners VII, L.P., Yorktown Energy Partners VIII, L.P. and/or Yorktown Energy Partners IX, L.P.

We include a glossary of some of the oil and natural gas terms used in this prospectus in Appendix B. Our estimated proved reserve information as of December 31, 2010 and June 30, 2011 is based on a report prepared by our reservoir engineering staff and audited by Cawley, Gillespie & Associates, Inc., our independent reserve engineers. A summary of our estimated proved reserve information as of June 30, 2011 prepared by our reservoir engineering staff and audited by Cawley, Gillespie & Associates, Inc. is included in this prospectus in Appendix C.

Mid-Con Energy Partners, LP

Overview

We are a Delaware limited partnership formed in July 2011 to own, operate, acquire, exploit and develop producing oil and natural gas properties in North America, with a focus on the Mid-Continent region of the United States. Our management team has significant industry experience, especially with waterflood projects and, as a result, our operations focus primarily on enhancing the development of producing oil properties through waterflooding. Through the continued development of our existing properties and through future acquisitions, we will seek to

•	An enhanced ability to pursue acquisition opportunities arising from our competitive cost of capital and balanced capital structure; and

•	The range and depth of our technical and operational expertise will allow us to expand both geographically and operationally to achieve our goals.

For a more detailed discussion of our competitive strengths, please read “Business and Properties—Our Competitive Strengths.”

Our Principal Business Relationships

Our Relationship with the Mid-Con Affiliates

In June 2011, management and Yorktown formed two limited liability companies, which we refer to collectively as the Mid-Con Affiliates, to acquire and develop oil and natural gas properties that are either undeveloped or that may require significant capital investment and development efforts before they meet our criteria for ownership. As these development projects mature, we expect to have the opportunity to acquire certain of these properties from the Mid-Con Affiliates. Through this relationship with the Mid-Con Affiliates, we plan to avoid much of the capital, engineering and geological risks associated with the early development of any of these properties we may acquire. However, the Mid-Con Affiliates may not be successful in indentifying or consummating acquisitions or in successfully developing the new properties they acquire. Further, the Mid-Con Affiliates are not obligated to sell any properties to us and they are not prohibited from competing with us to acquire oil and natural gas properties. Please read “Certain Relationships and Related Party Transactions—Review, Approval or Ratification of Transactions with Related Persons.”

Our Relationship with Yorktown

We have a valuable relationship with Yorktown, a private investment firm founded in 1991 and focused on investments in the energy sector. Since 2004, Yorktown has made several equity investments in our predecessor. Immediately following the consummation of this offering, Yorktown will own an approximate 49.9% limited partner interest in us, making it our largest unitholder, and will own a 50% interest in our affiliate Mid-Con Energy Operating. Also, Peter A. Leidel, a principal of Yorktown, will serve on our board of directors.

Yorktown currently has more than $3.0 billion in assets under management and Yorktown’s employees have extensive investment experience in the oil and natural gas industry. Yorktown’s employees review a large number of potential acquisitions and are involved in decisions relating to the acquisition and disposition of oil and natural gas assets by the various portfolio companies in which Yorktown owns interests. With their extensive investment experience in the oil and natural gas industry and their extensive network of industry relationships, we believe that Yorktown’s employees are well positioned to assist us in identifying and evaluating acquisition opportunities and in making strategic decisions. Yorktown is not obligated to sell any properties to us and they are not prohibited from competing with us to acquire oil and natural gas properties. Investment funds managed by Yorktown manage numerous other portfolio companies that are engaged in the oil and natural gas industry and, as a result, Yorktown may present acquisition opportunities to other Yorktown portfolio companies that compete with us.

Risk Factors

An investment in our common units involves risks. Below is a summary of certain key risk factors that you should consider in evaluating an investment in our common units. This list is not exhaustive. Please read the full discussion of these risks and other risks described under “Risk Factors.”

Risks Related to Our Business

•	We may not have sufficient cash to pay the initial quarterly distribution on our units following the establishment of cash reserves and payment of expenses, including payments to our general partner.

•	We would not have generated sufficient available cash on a pro forma basis to have paid the initial quarterly distribution on all of our units for the twelve months ended September 30, 2011.

•	Unless we replace the oil reserves we produce, our revenues and production will decline, which would adversely affect our cash flow from operations and our ability to make distributions to our unitholders at the initial quarterly distribution rate.

•	A decline in oil prices, or an increase in the differential between the NYMEX or other benchmark prices of oil and the wellhead price we receive for our production, will cause a decline in our cash flow from operations, which could cause us to reduce our distributions or cease paying distributions altogether.

•	We may be unable to compete effectively with larger companies, which may adversely affect our ability to generate sufficient revenue to allow us to pay distributions to our unitholders at the initial quarterly distribution rate.

Risks Inherent in an Investment in Us

•	Our general partner controls us, and the Founders and Yorktown own a 57.4% interest in us. They will have conflicts of interest with, and owe limited fiduciary duties to, us, which may permit them to favor their own interests to the detriment of us and our unitholders.

•	Neither we nor our general partner have any employees, and we rely solely on Mid-Con Energy Operating to manage and operate our business. The management team of Mid-Con Energy Operating, which includes the individuals who will manage us, will also provide substantially similar services to the Mid-Con Affiliates, and thus will not be solely focused on our business.

•	Units held by persons who our general partner determines are not eligible holders will be subject to redemption.

•	Our unitholders have limited voting rights and are not entitled to elect our general partner or its board of directors, which could reduce the price at which our common units will trade.

•	Even if our unitholders are dissatisfied, they cannot remove our general partner without its consent.

•	Control of our general partner may be transferred to a third party without unitholder consent.

•	We may issue an unlimited number of additional units, including units that are senior to the common units, without unitholder approval, which would dilute unitholders’ ownership interests.

Tax Risks to Unitholders

•	Our tax treatment depends on our status as a partnership for federal income tax purposes. If the IRS were to treat us as a corporation, then our cash available for distribution to our unitholders would be substantially reduced.

•	Our unitholders will be required to pay taxes on their share of our taxable income even if they do not receive any cash distributions from us.

Formation Transactions and Partnership Structure

The following transactions, which we refer to as the formation transactions, will occur at, or immediately prior to, the closing of this offering:

•	We will acquire working interests from J&A Oil Company and Charles R. Olmstead and interests in derivative contracts from J&A Oil Company for aggregate consideration of approximately $6.0 million immediately prior to the closing of this offering;

•	We will enter into a contribution, conveyance, assumption and merger agreement pursuant to which Mid-Con Energy I, LLC and Mid-Con Energy II, LLC will merge with and into our wholly owned subsidiary, Mid-Con Energy Properties and our general partner will make a contribution to us;

•	We will enter into a new $250.0 million credit facility under which we expect to borrow approximately $45.0 million at the closing of this offering;

•	We will issue 5,400,000 common units to the public, representing a 30.0% limited partner interest in us;

•	We will issue 12,240,000 common units to the Contributing Parties as additional consideration for the merger;

•	We will issue 360,000 general partner units to our general partner, representing a 2.0% general partner interest in us, in consideration for its contribution to us;

•	We will repay in full the outstanding borrowings under our existing credit facility and distribute approximately $121.2 million to the Contributing Parties as the cash portion of the consideration in respect of the merger discussed in the second bullet above; and

•	We will enter into a services agreement with Mid-Con Energy Operating, pursuant to which Mid-Con Energy Operating will provide management, administrative and operational services to us.

The number of common units that we will issue to the public and the Contributing Parties, as reflected in the fourth and fifth bullet points above, assume that the underwriters do not exercise their option to purchase up to an additional 810,000 common units. To the extent the underwriters exercise this option, the number of common units issued to the public (as reflected in the third bullet above) will increase by the aggregate number of common units purchased by the underwriters pursuant to such exercise, and the number of common units issued to the Contributing Parties (as reflected in the fourth bullet above) will decrease by the aggregate number of common units purchased by the underwriters pursuant to such exercise.

Ownership and Organizational Structure of Mid-Con Energy Partners, LP

The diagram below depicts our organization and ownership after giving effect to the offering and the related formation transactions and assumes that the underwriters do not exercise their option to purchase additional common units.

Common units held by the public	30.0%
Common units held by the Contributing Parties:
Common units held by the Founders	7.5%
Common units held by Yorktown	49.9%
Common units held by the other Contributing Parties	10.6%
General partner units	2.0%

Total	100.0%

(1)	The additional Contributing Parties (other than the Founders and Yorktown) are not reflected in the chart above. Certain of such additional Contributing Parties also hold membership interests in the Mid-Con Affiliates.

(2)	The Founders are S. Craig George, Charles R. Olmstead and Jeffrey R. Olmstead.

(3)	Yorktown IX Company LP is the sole general partner of Yorktown Energy Partners IX, L.P. Yorktown Associates LLC is the sole general partner of Yorktown IX Company LP. For more information on the entities that control Yorktown Energy Partners VI, L.P., Yorktown Energy Partners VII, L.P., and Yorktown Energy Partners VIII, L.P, please see “Security Ownership of Certain Beneficial Owners and Management.”

Management of Mid-Con Energy Partners, LP

We are managed and operated by the board of directors and executive officers of our general partner, Mid-Con Energy GP, LLC. Our unitholders will not be entitled to elect our general partner or its directors or otherwise participate in our management or operation. All of the executive officers of our general partner are also officers and/or directors of the Mid-Con Affiliates. For information about the executive officers and directors of our general partner, please read “Management.”

S. Craig George, the Executive Chairman of the board of directors of our general partner, Charles R. Olmstead, the Chief Executive Officer and a director of our general partner, and Jeffrey R. Olmstead, the President and Chief Financial Officer and a director of our general

•	the amount of cash reserves necessary or appropriate to satisfy our general, administrative and other expenses and debt service requirements and to otherwise provide for the proper conduct of our business.

For a more detailed description of the conflicts of interest and fiduciary duties of our general partner, please read “Risk Factors—Risks Inherent in an Investment in Us” and “Conflicts of Interest and Fiduciary Duties.”

Our partnership agreement can be amended with the consent of our general partner and the approval of the holders of a majority of our outstanding common units (including any common units held by affiliates of our general partner). Upon consummation of this offering, our general partner will continue to be owned by the Founders, and the Founders and Yorktown collectively will own and control the voting of an aggregate of approximately 58.6% of our outstanding common units. Assuming that we do not issue any additional common units and the Founders and Yorktown do not transfer their units, they will have the ability to amend our partnership agreement, including our policy to distribute all of our available cash to our unitholders, without the approval of any other unitholders. Please see “Risk Factors—Risks Inherent in an Investment in Us” and “The Partnership Agreement—Amendment of the Partnership Agreement.”

Partnership Agreement Modification of Fiduciary Duties

Our partnership agreement limits the liability of our general partner and reduces the fiduciary duties it owes to our unitholders. Our partnership agreement also restricts the remedies available to our unitholders for actions that might otherwise constitute a breach of the fiduciary duties that our general partner owes to our unitholders. By purchasing a common unit, our unitholders agree to be bound by the terms of our partnership agreement and, pursuant to the terms of our partnership agreement, are treated as having consented to various actions contemplated in our partnership agreement and conflicts of interest that might otherwise be considered a breach of fiduciary or other duties under Delaware law. Please read “Conflicts of Interest and Fiduciary Duties—Fiduciary Duties” for a description of the fiduciary duties imposed on our general partner by Delaware law, the material modifications of these duties contained in our partnership agreement and certain legal rights and remedies available to our unitholders.

The Offering

Common units offered by us	5,400,000 common units, or 6,210,000 common units if the underwriters exercise in full their option to purchase additional common units.

Units outstanding after this offering	17,640,000 common units.

If the underwriters do not exercise their option to purchase additional common units, we will issue that number of units to the Contributing Parties at the expiration of the option period as additional consideration in respect of the merger of Mid-Con Energy I, LLC and Mid-Con Energy II, LLC into Mid-Con Energy Properties at closing. To the extent the underwriters exercise their option to purchase up to an additional 810,000 common units, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the public, and the remainder of the common units that are subject to the option, if any, will be issued to the Contributing Parties. Accordingly, the exercise of the underwriters’ option will not affect the total number of units outstanding or the amount of cash needed to pay the initial quarterly distribution on all outstanding units.

In addition, our general partner will own general partner units representing a 2.0% general partner interest in us.

Use of proceeds	We intend to use the expected net proceeds of approximately $97.4 million from this offering, based upon the assumed initial public offering price of $20.00 per common unit, after deducting underwriting discounts, a structuring fee and estimated expenses, together with borrowings of approximately $45.0 million under our new revolving credit facility, to:

•  distribute approximately $121.2 million to the Contributing Parties as the cash portion of the consideration in respect of the merger of Mid-Con Energy I, LLC and Mid-Con Energy II, LLC into our subsidiary at closing;

• repay in full $15.2 million of indebtedness outstanding under our existing revolving credit facilities; and

•  acquire, for aggregate consideration of approximately $6.0 million, certain working interests in the Cushing Field from J&A Oil Company and Charles R. Olmstead and interests in certain derivative contracts from J&A Oil Company.

After the uses described above, we do not expect that any of the net proceeds of the offering will be available for investment in our business.

If the underwriters exercise their option to purchase additional common units in full, the additional net proceeds would be approximately $15.1 million. The net proceeds from any exercise of such option will be used to distribute additional cash consideration in respect of the merger to the Contributing Parties. Please read “Use of Proceeds.”

Cash distributions	We intend to pay an initial quarterly distribution of $0.475 per unit per quarter on all common and general partner units ($1.90 per unit on an annualized basis) to the extent we have sufficient cash from operations, after the establishment of cash reserves and the payment of fees and expenses.

There is no guarantee that unitholders will receive a quarterly distribution from us. We do not have a legal obligation to pay distributions at our initial quarterly distribution rate or at any other rate except as provided in our partnership agreement. Further, our ability to pay the initial quarterly distribution is subject to various restrictions and other factors described in more detail under the caption “Our Cash Distribution Policy and Restrictions on Distributions.” We will prorate the initial quarterly distribution payable for the period from the closing of this offering through December 31, 2011, based on the actual length of that period.

Assuming our general partner maintains its 2.0% general partner interest in us, our partnership agreement requires that we distribute 98.0% of our available cash each quarter to the holders of our common units, pro rata, and 2.0% to our general partner.

Unlike many publicly traded limited partnerships, our general partner is not entitled to any incentive distributions, and we do not have any subordinated units.

Pro forma cash available for distribution generated during the year ended December 31, 2010 and the twelve months ended September 30, 2011 was approximately $5.4 million and $15.8 million, respectively. The amount of available cash we will need to pay the initial quarterly distribution for four quarters on our common units outstanding immediately after this offering and the corresponding distributions on our general partner’s 2.0% interest will be approximately $34.2 million (or an average of approximately $8.6 million per quarter). As a result, for the year ended December 31, 2010, we would have generated available cash sufficient to pay a cash distribution of $0.075 per unit per quarter ($0.30 on an annualized basis), or approximately 15.8% of the initial quarterly distribution on our common units during that period. For the twelve months ended September 30, 2011, we would have generated available cash sufficient to pay a cash distribution of $0.219 per unit per quarter ($0.878 on an annualized basis), or approximately 46.3% of the initial quarterly distribution on our common units during that period. For a calculation of our ability to pay distributions to our unitholders based on our pro forma results for the year ended December 31, 2010 and the twelve months ended September 30, 2011, please read “Our Cash Distribution Policy and Restrictions on

Distributions—Unaudited Pro Forma Available Cash for the Year Ended December 31, 2010 and the Twelve Months Ended September 30, 2011.”

We believe, based on our financial forecast and the related assumptions included under “Our Cash Distribution Policy and Restrictions on Distributions—Estimated Adjusted EBITDA for the Year Ending December 31, 2012,” that we will have sufficient cash available for distribution to pay the initial quarterly distribution of $0.475 per unit on all common and general partner units for the four quarters ending December 31, 2012.

Issuance of additional units	We can issue an unlimited number of additional units, including units that are senior to the common units in right of distributions, liquidation and voting, on terms and conditions determined by our general partner, without the approval of our unitholders. Please read “Units Eligible for Future Sale” and “The Partnership Agreement—Issuance of Additional Interests.”

Limited voting rights	Our general partner will manage us and operate our business. Unlike stockholders of a corporation, our unitholders will have only limited voting rights on matters affecting our business. Our unitholders will have no right to elect our general partner or its board of directors on an annual or other continuing basis. Our general partner may not be removed except by a vote of the holders of at least 66 2/3% of the outstanding units, including any units owned by our general partner and its affiliates. Upon consummation of this offering, the Founders and Yorktown will own an aggregate of approximately 58.6% of our common units and, therefore, will be able to prevent the removal of our general partner. Please read “The Partnership Agreement—Limited Voting Rights.”

Limited call right	If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a purchase price not less than the then-current market price of the common units, as calculated pursuant to the terms of our partnership agreement. Upon consummation of this offering, the Founders will own an aggregate of approximately 7.7% of our common units. Please read “The Partnership Agreement—Limited Call Right.”

Summary Historical and Pro Forma Financial Data

We were formed in July 2011 and do not have historical financial operating results. Therefore, in this prospectus, we present the historical financial statements of our predecessor, which consist of the consolidated historical financial statements of Mid-Con Energy Corporation through June 30, 2009 and the combined historical financial statements of Mid-Con Energy I, LLC and Mid-Con Energy II, LLC, thereafter. The following table presents summary historical financial data of our predecessor and summary pro forma financial data of Mid-Con Energy Partners, LP as of the dates and for the periods indicated. The summary historical financial data as of December 31, 2009 and 2010 and for the years ended June 30, 2008 and 2009, the six months ended December 31, 2009 and the year ended December 31, 2010 are derived from the audited historical financial statements of our predecessor included elsewhere in this prospectus. The summary historical financial data as of September 30, 2011 and for the nine months ended September 30, 2010 and 2011 are derived from the unaudited historical combined financial statements of our predecessor included elsewhere in this prospectus. These historical financial statements have been restated to correct errors discovered in the calculation of depreciation, depletion, and amortization and impairment of proved properties for all periods prior to September 30, 2011, as well as the expensing of certain geological and geophysical costs by Mid-Con Energy I, LLC for the six months ended December 31, 2009.

The summary unaudited pro forma financial data as of September 30, 2011 and for the nine months ended September 30, 2011 and the year ended December 31, 2010 are derived from the unaudited pro forma condensed financial statements of our predecessor included elsewhere in this prospectus. Our unaudited pro forma condensed financial statements give pro forma effect to the following:

•	the sale by Mid-Con Energy I, LLC and Mid-Con Energy II, LLC of certain oil and natural gas properties representing approximately 1% of our proved reserves by value, as calculated using the standardized measure, as of June 30, 2011, and certain subsidiaries that do not own oil and natural gas reserves, including Mid-Con Energy Operating, to the Mid-Con Affiliates for aggregate consideration of $7.5 million;

•	the merger of Mid-Con Energy I, LLC and Mid-Con Energy II, LLC with our wholly owned subsidiary in exchange for aggregate consideration of 12,240,000 common units and $121.2 million in cash;

•	the issuance to our general partner of 360,000 general partner units, representing a 2.0% general partner interest in us in exchange for a contribution from our general partner;

•	the issuance and sale by us to the public of 5,400,000 common units in this offering and the application of the net proceeds as described in “Use of Proceeds;”

•	our borrowing of approximately $45.0 million under our new credit facility and the application of the proceeds as described in “Use of Proceeds;” and

•	our acquisition of additional working interests in the Cushing Field from J&A Oil Company and Charles R. Olmstead immediately prior to the closing of this offering.

The unaudited pro forma balance sheet data assume the events listed above occurred as of September 30, 2011. The unaudited pro forma statement of operations data for the nine months ended September 30, 2011 and the year ended December 31, 2010 assume the items listed above occurred as of January 1, 2010. We have not given pro forma effect to incremental general and administrative expenses of approximately $3.0 million that we expect to incur annually as a result of being a publicly traded partnership.

You should read the following table in conjunction with “—Formation Transactions and Partnership Structure,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the historical combined financial statements of our predecessor and the unaudited pro forma condensed financial statements of Mid-Con Energy Partners, LP and the notes thereto included elsewhere in this prospectus. Among other things, those historical financial statements and unaudited pro forma condensed financial statements include more detailed information regarding the basis of presentation for the following information.

The following table presents a non-GAAP financial measure, Adjusted EBITDA, which we use in evaluating the financial performance and liquidity of our business. This measure is not calculated or presented in accordance with generally accepted accounting principles, or GAAP. We explain this measure below and reconcile it to the most directly comparable financial measures calculated and presented in accordance with GAAP.

							Mid-Con Energy
							Partners, LP
			Mid-Con Energy I, LLC and Mid-Con Energy II, LLC (combined)				Pro Forma
	Mid-Con Energy Corporation		Six Months				Year	Nine Months
	(consolidated)		Ended	Year Ended	Nine Months Ended		Ended	Ended
	Year Ended June 30,		December 31,	December 31,	September 30,		December 31,	September 30,
Statement of Operations Data:	2008	2009	2009	2010	2010	2011	2010	2011
					(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands)
	(restated)	(restated)	(restated)	(restated)			(restated)
Revenues:
Oil sales	$13,667	$10,246	$5,729	$16,853	$11,390	$25,068	$16,286	$25,040
Natural gas sales	618	2,172	743	1,418	1,104	974	1,397	978
Realized loss on derivatives, net	(804)	(669)	(350)	(90)	(87)	(799)	(100)	(875)
Unrealized gain (loss) on derivatives, net	(2,035)	1,679	(147)	(707)	182	9,400	(707)	9,400

Total revenues	11,446	13,428	5,975	17,474	12,589	34,643	16,876	34,543

Operating costs and expenses:
Lease operating expenses	5,005	5,369	2,431	6,237	4,654	5,951	5,041	5,600
Oil and gas production taxes	946	631	269	822	522	1,116	797	1,119
Dry holes and abandonments of unproved properties	—	—	—	1,418	1,053	772	514	772
Geological and geophysical	1,296	507	—	394	253	171	—	—
Depreciation, depletion and amortization	1,599	2,293	2,552	5,851	4,743	4,318	3,327	4,128
Accretion of discount on asset retirement obligations	56	78	58	127	95	55	63	55
General and administrative	1,871	1,767	704	982	708	552	982	552
Impairment of proved oil and gas properties	—	—	9,208	1,886	—	—	1,260	—

Total operating costs and expenses	10,773	10,645	15,222	17,717	12,028	12,935	11,984	12,226

Income (loss) from operations	673	2,783	(9,247)	(243)	561	21,708	4,892	22,317

Other income (expenses):
Interest income and other	115	119	35	218	208	160	126	102
Interest expense	(3)	(93)	(2)	(98)	(59)	(378)	(1,350)	(1,013)
Gain on sale of assets	—	—	—	354	354	1,559	—	—
Stock-based compensation	—	—	—	—	—	(1,671)	—	1,671
Other revenue and expenses, net	108	298	118	847	501	576	—	—
Income tax expense—current	—	(625)	—	—	—	—	—	—
Income tax (expense) benefit—deferred	(261)	502	—	—	—	—	—	—

Net income (loss)	$632	$2,984	$(9,096)	$1,078	$1,565	$21,954	$3,668	$19,735

Net income per limited partner unit (basic and diluted)							$0.20	$1.10

Weighted average number of limited partner units outstanding (basic and diluted)							17,640	17,640

Other Financial Data:
Adjusted EBITDA	$4,471	$3,773	$2,836	$10,593	$6,771	$18,029	$10,763	$17,872
Cash Flow Data:
Net cash provided by (used in):
Operating activities	$4,221	$10,935	$965	$11,798	$10,269	$14,554
Investing activities	(7,646)	(12,448)	(5,018)	(22,726)	(15,922)	(24,881)
Financing activities	147	4,841	(1,164)	10,387	5,133	10,291

			Mid-Con Energy I, LLC and					Mid-Con
			Mid-Con Energy II, LLC					Energy Partners, LP
			(combined)					Pro Forma
			As of December 31,			As of September 30,		As of September 30,
Balance Sheet Data:			2009	2010		2011		2011
						(unaudited)		(unaudited)
			(in thousands)
			(restated)	(restated)
Working capital(1)			$2,420	$(1,256)		$6,819		$5,236
Total assets			40,496	56,867		88,682		92,377
Total debt			337	5,513		15,210		45,000
Partners’ capital			36,779	43,072		69,955		43,860

(1)	For 2010, excludes $5.3 million of current maturities under our predecessor’s credit facilities. The maturity date for these facilities was subsequently extended to December 2013.

Reconciliation of Adjusted EBITDA to Net Income

			Mid-Con Energy I, LLC and				Mid-Con Energy
			Mid-Con Energy II, LLC				Partners, LP
	Mid-Con Energy		(combined)				Pro Forma
	Corporation		Six Months	Year	Nine Months	Nine Months	Year	Nine Months
	(consolidated)		Ended	Ended	Ended	Ended	Ended	Ended
	Year Ended June 30,		December 31,	December 31,	September 30,	September 30,	December 31,	September 30,
	2008	2009	2009	2010	2010	2011	2010	2011
					(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands)
	(restated)	(restated)	(restated)	(restated)			(restated)

Net income (loss)	$632	$2,984	$(9,096)	$1,078	$1,565	$21,954	$3,668	$19,735

Income tax expense (benefit)—deferred	261	(502)	—	—	—	—	—	—

Income tax expense—current	—	625	—	—	—	—	—	—

Interest expense	3	93	2	98	59	378	1,350	1,013

Depreciation, depletion and amortization	1,599	2,293	2,552	5,851	4,743	4,318	3,327	4,128

Accretion of discount on asset retirement obligations	56	78	58	127	95	55	63	55

Unrealized (gain) loss on derivatives, net	2,035	(1,679)	147	707	(182)	(9,400)	707	(9,400)

Impairment of proved oil and gas properties	—	—	9,208	1,886	—	—	1,260	—

Dry holes and abandonments of unproved properties	—	—	—	1,418	1,053	772	514	772

Gain on sales of assets	—	—	—	(354)	(354)	(1,559)	—	—

Stock-based compensation	—	—	—	—	—	1,671	—	1,671

Interest income	(115)	(119)	(35)	(218)	(208)	(160)	(126)	(102)

Adjusted EBITDA	$4,471	$3,773	$2,836	$10,593	$6,771	$18,029	$10,763	$17,872

Reconciliation of Adjusted EBITDA to Net Cash Provided by Operating Activities

			Mid-Con Energy I, LLC and
	Mid-Con		Mid-Con Energy II, LLC
	Energy		(combined)
	Corporation		Six Months	Year	Nine Months	Nine Months
	(consolidated)		Ended	Ended	Ended	Ended
	Year Ended June 30,		December 31,	December 31,	September 30,	September 30,
	2008	2009	2009	2010	2010	2011
					(unaudited)	(unaudited)
	(in thousands)
	(restated)	(restated)	(restated)	(restated)

Net cash provided by operating activities	$4,221	$10,935	$965	$11,798	$10,269	$14,554

Change in working capital	521	(7,761)	1,904	(1,085)	(3,349)	3,257

Income tax expense—current	—	625	—	—	—	—

Bad debt expense	(159)	—	—	—	—	—

Interest expense	3	93	2	98	59	378

Interest income	(115)	(119)	(35)	(218)	(208)	(160)

Adjusted EBITDA	$4,471	$3,773	$2,836	$10,593	$6,771	$18,029

RISK FACTORS

Limited partner interests are inherently different from the capital stock of a corporation. Prospective unitholders should carefully consider the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our common units.

If any of the following risks were actually to occur, our business, financial condition or results of operations could be materially adversely affected. In that case, we might not be able to pay distributions on our common units, the trading price of our common units could decline and our unitholders could lose all or part of their investment.

Risks Related to Our Business

We may not have sufficient cash to pay the initial quarterly distribution on our units following the establishment of cash reserves and payment of expenses, including payments to our general partner.

We may not have sufficient available cash each quarter to pay the initial quarterly distribution of $0.475 per unit (or $8.6 million in the aggregate), or any distribution at all, on our units. Under the terms of our partnership agreement, the amount of cash available for distribution will be reduced by our operating expenses and the amount of any cash reserves established by our general partner to provide for future operations, future capital expenditures, including development of our oil and natural gas properties, future debt service requirements and future cash distributions to our unitholders. The amount of cash that we distribute to our unitholders will depend principally on the cash we generate from operations, which will depend on, among other factors:

•	the amount of oil and natural gas we produce;

•	the prices at which we sell our oil and natural gas production;

•	the amount and timing of settlements on our commodity derivative contracts;

•	the level of our capital expenditures, including scheduled and unexpected maintenance expenditures;

•	the level of our operating costs, including payments to our general partner; and

•	the level of our interest expense, which will depend on the amount of our outstanding indebtedness and the applicable interest rate.

Further, the amount of cash we have available for distribution depends primarily on our cash flow, including cash from financial reserves and borrowings, and not solely on profitability, which will be affected by non-cash items. As a result, we may make cash distributions during periods when we record losses for financial accounting purposes and may not make cash distributions during periods when we record net income for financial accounting purposes.

We would not have generated sufficient available cash on a pro forma basis to have paid the initial quarterly distribution on all of our units for the twelve months ended September 30, 2011.

On a pro forma historical basis, assuming we had completed our formation transactions on October 1, 2010, our unaudited pro forma available cash generated during the twelve months ended September 30, 2011 would have been approximately $15.8 million, which would have been sufficient to pay only 46.3% of the aggregate initial quarterly distribution on our common units. For a calculation of our ability to have made distributions to our unitholders based on our pro forma results of operations for the year ended December 31, 2010 and the twelve months ended September 30, 2011, please read “Our Cash Distribution Policy and Restrictions on requirements, and the costs of their compliance will likely be passed on to customers, including us, thus decreasing the benefits to us of hedging transactions and reducing the profitability of our cash flow.

Federal and state legislative and regulatory initiatives relating to hydraulic fracturing could result in increased costs and additional operating restrictions or delays.

The U.S. Congress is considering legislation to amend the federal Safe Drinking Water Act to require the disclosure of chemicals used by the oil and natural gas industry in the hydraulic fracturing process. Hydraulic fracturing is a commonly used process in the completion of unconventional wells in shale formations, as well as tight conventional formations including many of those that we complete and produce. This process involves the injection of water, sand and chemicals under pressure into rock formations to stimulate oil and natural gas production. If adopted, this legislation could establish an additional level of regulation and permitting at the federal level, and could make it easier for third parties to initiate legal proceedings based on allegations that chemicals used in the fracturing process could adversely affect the environment, including groundwater, soil and surface water. In addition, the EPA has recently asserted regulatory authority over certain hydraulic fracturing activities involving diesel fuel under the Safe Drinking Water Act’s Underground Injection Program and has begun the process of drafting guidance documents on regulatory requirements for companies that plan to conduct hydraulic fracturing using diesel fuel. Moreover, the EPA announced on October 20, 2011 that it is also launching a study regarding wastewater resulting from hydraulic fracturing activities and currently plans to propose standards by 2014 that such wastewater must meet before being transported to a treatment plant. In addition, a number of other federal agencies are also analyzing a variety of environmental issues associated with hydraulic fracturing and could potentially take regulatory actions that impair our ability to conduct hydraulic fracturing operations. Some states, including Texas, and various local governments have adopted, and others are considering, regulations to restrict and regulate hydraulic fracturing. Any additional level of regulation could lead to operational delays or increased operating costs which could result in additional regulatory burdens that could make it more difficult to perform hydraulic fracturing and would increase our costs of compliance and doing business, resulting in a decrease of cash available for distribution to our unitholders.

Risks Inherent in an Investment in Us

In addition to the risk factors presented below, there are other risk factors related to conflicts of interests and our general partner’s fiduciary duties inherent in an investment in us. See “Conflicts of Interest and Fiduciary Duties” for a discussion of those risks.

Our general partner controls us, and the Founders and Yorktown own a 57.4% interest in us. They will have conflicts of interest with, and owe limited fiduciary duties to, us, which may permit them to favor their own interests to the detriment of us and our unitholders.

Our general partner will have control over all decisions related to our operations. Upon consummation of this offering, our general partner will be owned by the Founders. The Founders and Yorktown will own an aggregate of approximately 58.6% of our outstanding common units. Although our general partner has a fiduciary duty to manage us in a manner beneficial to us and our unitholders, the executive officers and directors of our general partner have a fiduciary duty to manage our general partner in a manner beneficial to its owners. All of the executive officers and non-independent directors of our general partner are also officers and/or directors of the Mid-Con Affiliates and will continue to have economic interests in, as well as management and fiduciary duties to, the Mid-Con Affiliates. Additionally, one of the directors of our general partner is a principal with Yorktown. As a result of these relationships, conflicts of interest may arise in the future between the Mid-Con Affiliates and Yorktown and their respective affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. In resolving these

58.6% of our outstanding common units, which will enable those holders, collectively, to prevent the removal of our general partner.

Control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of the unitholders. Furthermore, our partnership agreement does not restrict the ability of the Founders from transferring all or a portion of their ownership interests in our general partner to a third party. The new owner of our general partner would then be in a position to replace the board of directors and officers of our general partner with their own choices and thereby influence the decisions made by the board of directors and officers in a manner that may not be aligned with the interests of our unitholders.

We may not make cash distributions during periods when we record net income.

The amount of cash we have available for distribution to our unitholders depends primarily on our cash flow, including cash from reserves established by our general partner and borrowings, and not solely on profitability, which will be affected by non-cash items. As a result, we may make cash distributions to our unitholders during periods when we record net losses and may not make cash distributions to our unitholders during periods when we record net income.

We may issue an unlimited number of additional units, including units that are senior to the common units, without unitholder approval, which would dilute unitholders’ ownership interests.

Our partnership agreement does not limit the number of additional common units that we may issue at any time without the approval of our unitholders. In addition, we may issue an unlimited number of units that are senior to the common units in right of distribution, liquidation and voting. The issuance by us of additional common units or other equity interests of equal or senior rank will have the following effects:

•	our unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•	the ratio of taxable income to distributions may increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of our common units may decline.

Our partnership agreement restricts the limited voting rights of unitholders, other than our general partner and its affiliates, owning 20% or more of our common units, which may limit the ability of significant unitholders to influence the manner or direction of management.

Our partnership agreement restricts unitholders’ limited voting rights by providing that any common units held by a person, entity or group owning 20% or more of any class of common units then outstanding, other than our general partner, its affiliates, their transferees and persons who acquired such common units with the prior approval of the board of directors of our general partner, cannot vote on any matter. Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting unitholders’ ability to influence the manner or direction of management.

Once our common units are publicly traded, the Founders, Yorktown and the other Contributing Parties may sell common units in the public markets, which sales could have an adverse impact on the trading price of the common units.

After the sale of the common units offered hereby, the Founders, Yorktown and the other Contributing Parties will own 12,240,000 common units or approximately 69.4% of our limited partner interests. The sale of these units in the public markets could have an adverse impact on the price of the common units or on any trading market that may develop.

Our unitholders’ liability may not be limited if a court finds that unitholder action constitutes control of our business.

A general partner of a partnership generally has unlimited liability for the obligations of the partnership, except for those contractual obligations of the partnership that are expressly made without recourse to the general partner. Our partnership is organized under Delaware law and we conduct business in a number of other states. The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some of the other states in which we do business. A unitholder could be liable for our obligations as if it was a general partner if:

•	a court or government agency determined that we were conducting business in a state but had not complied with that particular state’s partnership statute; or

•	a unitholder’s right to act with other unitholders to remove or replace the general partner, to approve some amendments to our partnership agreement or to take other actions under our partnership agreement constitute “control” of our business.

Please read “The Partnership Agreement—Limited Liability” for a discussion of the implications of the limitations of liability on a unitholder.

Our unitholders may have liability to repay distributions.

Under certain circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, we may not make distributions to unitholders if the distribution would cause our liabilities to exceed the fair value of our assets. Liabilities to partners on account of their partnership interests and liabilities that are non-recourse to us are not counted for purposes of determining whether a distribution is permitted. Delaware law provides that for a period of three years from the date of an impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. A purchaser of common units who becomes a limited partner is liable for the obligations of the transferring limited partner to make contributions to us that are known to such purchaser of common units at the time it became a limited partner and for unknown obligations if the liabilities could be determined from our partnership agreement.

Our unitholders may have limited liquidity for their common units, a trading market may not develop for the common units and our unitholders may not be able to resell their common units at the initial public offering price.

Prior to this offering, there has been no public market for the common units. After this offering, there will be publicly traded common units. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. Our unitholders may not be able to resell their common units at or above the initial public offering price. Additionally, a lack of liquidity would likely result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

If our common unit price declines after the initial public offering, our unitholders could lose a significant part of their investment.

The initial public offering price for the common units will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units could be subject to wide fluctuations in response to a number of factors, most of which we cannot control, including:

•	changes in commodity prices;

•	changes in securities analysts’ recommendations and their estimates of our financial performance;

•	public reaction to our press releases, announcements and filings with the SEC;

•	fluctuations in broader securities market prices and volumes, particularly among securities of oil and natural gas companies and securities of publicly traded limited partnerships and limited liability companies;

•	changes in market valuations of similar companies;

•	departures of key personnel;

•	commencement of or involvement in litigation;

•	variations in our quarterly results of operations or those of other oil and natural gas companies;

•	variations in the amount of our quarterly cash distributions to our unitholders;

•	future issuances and sales of our common units; and

•	changes in general conditions in the U.S. economy, financial markets or the oil and natural gas industry.

In recent years, the securities market has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market price of securities issued by many companies for reasons unrelated to the operating performance of these companies. Future market fluctuations may result in a lower price of our common units.

Our unitholders will experience immediate and substantial dilution of $17.56 per unit.

The assumed initial offering price of $20.00 per common unit exceeds our pro forma net tangible book value after this offering of $2.44 per common unit. Based on the initial offering price of $20.00 per common unit, our unitholders will incur immediate and substantial dilution of $17.56 per common unit. This dilution will occur primarily because the assets contributed by affiliates of our general partner are recorded, in accordance with GAAP, at their historical cost, and not their fair value.

Our partnership agreement requires that we distribute all of our available cash, which could limit our ability to grow our reserves and production and make acquisitions.

Our partnership agreement provides that we will distribute all of our available cash each quarter. As a result, we may be dependent on the issuance of additional common units and other partnership securities and borrowings to finance our growth. A number of factors will affect our ability to issue securities and borrow money to finance growth, as well as the costs of such financings, including:

•	general economic and market conditions, including interest rates, prevailing at the time we desire to issue securities or borrow funds;

USE OF PROCEEDS

We intend to use the estimated net proceeds of approximately $97.4 million from this offering, based upon the assumed initial public offering price of $20.00 per common unit, after deducting underwriting discounts, a structuring fee and estimated offering expenses, together with borrowings of approximately $45.0 million under our new revolving credit facility, to:

•	distribute approximately $121.2 million to the Contributing Parties as the cash portion of the consideration in respect of the merger of Mid-Con Energy I, LLC and Mid-Con Energy II, LLC into our subsidiary at closing;

•	repay in full $15.2 million of indebtedness outstanding under our existing credit facilities; and

•	acquire, for aggregate consideration of approximately $6.0 million, certain working interests in the Cushing Field from J&A Oil Company and Charles R. Olmstead and interests in certain derivative contracts from J&A Oil Company.

After the uses described above, we do not expect that any of the net proceeds of the offering will be available for investment in our business.

As of September 30, 2011, the interest rate on our two existing credit facilities was 4% for each facility, and the credit facilities mature on December 31, 2013. Borrowings made under these facilities within the last twelve months were used for acquisitions and development activities.

The following table illustrates our use of proceeds from this offering and our borrowings under our new credit facility:

Sources of Cash (in millions)		Uses of Cash (in millions)

Gross proceeds from this offering(1)	$108.0	Distribution to Contributing Parties(1)	$121.2
Borrowings under our new credit facility	$45.0	Repayment of indebtedness under our existing credit facilities	$15.2
		Acquisition of certain working interests in Cushing Field and derivative contracts	$6.0
		Underwriting discounts, a structuring fee and estimated offering expenses payable by us	$10.6
Total	$153.0	Total	$153.0

(1)	If the underwriters exercise their option to purchase additional common units in full, the additional net proceeds would be approximately $15.1 million, and the total distribution to the Contributing Parties would be approximately $136.3 million.

If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the public. If the underwriters exercise their option to purchase 810,000 additional common units in full, the additional net proceeds would be approximately $15.1 million. The net proceeds from any exercise of such option will be used to distribute additional cash consideration to the Contributing Parties in respect of the merger of Mid-Con Energy I, LLC and Mid-Con Energy II, LLC into our subsidiary at closing. If the underwriters do not exercise their option to purchase 810,000 additional common units in full, we will issue the number of remaining common units to the Contributing Parties upon the expiration of the option (810,000 common units if the option is not exercised at all) as additional consideration in respect of the merger of Mid-Con Energy I, LLC and Mid-Con Energy II, LLC into our subsidiary at closing. We will not receive any additional consideration from the Contributing Parties in connection with such issuance. The exercise of the underwriters’ option will not affect the total number of common units outstanding or the amount of cash needed to pay the initial quarterly distribution on all units. Please read “Underwriting.”

A $1.00 increase or decrease in the assumed initial public offering price of $20.00 per common unit would cause the net proceeds from this offering, after deducting underwriting discounts, a structuring fee and estimated offering expenses payable by us, to increase or decrease, respectively, by approximately $5.0 million. In addition, we may also increase or decrease the number of common units we are offering. Each increase of 1.0 million common units offered by us, together with a concurrent $1.00 increase in the assumed public offering price of $20.00 per common unit, would increase net proceeds to us from this offering by approximately $24.5 million. Similarly, each decrease of 1.0 million common units offered by us, together with a concurrent $1.00 decrease in the assumed initial offering price of $20.00 per common unit, would decrease the net proceeds to us from this offering by approximately $22.7 million.

CAPITALIZATION

The following table shows:

•	historical capitalization as of September 30, 2011; and

•	our as adjusted capitalization as of September 30, 2011, which gives effect to the formation transactions described under “Prospectus Summary—Formation Transactions and Partnership Structure” on and the application of the net proceeds from this offering as described under “Use of Proceeds.”

We derived this table from, and it should be read in conjunction with and is qualified in its entirety by reference to, our historical and unaudited pro forma financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” For a description of the pro forma adjustments, please read our Unaudited Pro Forma Condensed Financial Statements.

	As of September 30, 2011
		Mid-Con
	Our	Energy
	Predecessor	Partners, LP
	Historical	As Adjusted
	(in thousands)

Cash and cash equivalents	$186	$—

Long-term debt	$15,210	$45,000
Members’/partners’ capital/net equity:
Predecessor members’ capital	$69,955	$43,860
Common units held by purchasers in this offering	—	13,158
Common units held by the Contributing Parties	—	29,825
General partner interest	—	877

Total members’/partners’ capital/net equity	69,955	43,860

Total capitalization	$85,165	$88,860

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of common units sold in this offering will exceed the net tangible book value per unit after this offering. Net tangible book value is our total tangible assets less total liabilities. Assuming an initial offering price of $20.00 per common unit (the midpoint of the price range set forth on the cover of this prospectus), on a pro forma basis as of September 30, 2011, after giving effect to the transactions described under “Prospectus Summary—Formation Transactions and Partnership Structure,” including this offering of common units and the application of the related net proceeds, our net tangible book value would have been $43.9 million, or $2.44 per unit. Purchasers of common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit for accounting purposes, as illustrated in the following table:

Assumed initial public offering price per common unit		$20.00
Pro forma net tangible book value per unit before this offering(1)	$5.55
Decrease in net tangible book value per unit attributable to purchasers in the offering	(3.11)

Less: Pro forma net tangible book value per unit after this offering(2)		2.44

Immediate dilution in tangible net book value per common unit to purchasers in the offering(3)		$17.56

(1)	Determined by dividing the pro forma net tangible book value of our net assets immediately prior to the offering by the number of units (12,240,000 common units to be issued to the Contributing Parties and the issuance of 360,000 general partner units) to be issued to the Contributing Parties and our general partner.

(2)	Determined by dividing our pro forma as adjusted net tangible book value, after giving effect to the application of the net proceeds of this offering, by the total number of units to be outstanding after this offering (17,640,000 common units and 360,000 general partner units).

(3)	Because the total number of units outstanding following the consummation of this offering will not be impacted by any exercise of the underwriters’ option to purchase additional common units and any net proceeds from such exercise will not be retained by us, there will be no change to the dilution in net tangible book value per common unit to purchasers in the offering due to any such exercise of the underwriters’ option to purchase additional common units.

The following table sets forth the number of units that we will issue and the total consideration contributed to us by our general partner and the Contributing Parties, including the Founders and Yorktown, and by the purchasers of common units in this offering upon the closing of the transactions contemplated by this prospectus:

	Units Acquired		Total Consideration
	Number	Percent	Amount	Percent
			(in thousands)

General partner and Contributing Parties(1)(2)	12,600,000	70.0%	$(53,540)	—%
Purchasers in the offering(3)	5,400,000	30.0%	97,400	—%

Total	18,000,000	100.0%	$43,860	100.0%

(1)	Upon the consummation of the transactions contemplated by this prospectus, and assuming the underwriters do not exercise their option to purchase additional common units, our general partner, its owners and their affiliates will own 12,240,000 common units and 360,000 general partner units.

(2)	The assets we will own as a result of the merger of our affiliates into our wholly owned subsidiary were recorded at historical cost in accordance with GAAP. Total consideration provided by affiliates of our general partner is equal to the net tangible book value of such assets as of September 30, 2011.

(3)	Total consideration is after deducting underwriting discounts, a structuring fee and estimated offering expenses.

•	Our general partner will have the authority to establish reserves for the prudent conduct of our business and for future cash distributions to our unitholders, and the establishment of or increase of those reserves could result in a reduction in cash distributions to our unitholders from the levels we currently anticipate pursuant to our stated cash distribution policy. Any determination to establish cash reserves made by our general partner in good faith will be binding on our unitholders. Our partnership agreement does not set a limit on the amount of cash reserves that our general partner may establish, other than with respect to reserves for future cash distributions. Our partnership agreement provides that in order for a determination by our general partner to be considered to have been made in good faith, our general partner must believe that the determination is in, or not opposed to, our best interests. We intend to reserve a sufficient portion of our cash generated from operations to fund our exploitation and development capital expenditures. If our general partner does not set aside sufficient cash reserves or make sufficient cash expenditures to maintain the current production levels over the long-term of our oil and natural gas properties, we will be unable to pay distributions at our initial quarterly distribution rate or the then-current distribution rate from cash generated from operations and would therefore expect to reduce our distributions. We are unlikely to be able to sustain the initial quarterly distribution rate without making accretive acquisitions or capital expenditures that maintain the current production levels of our oil and natural gas properties. Decreases in commodity prices from current levels will adversely affect our ability to pay distributions. If our asset base decreases and we do not reduce our distributions, a portion of the distributions may have the effect of, and may effectively represent, a return of part of our unitholders’ investment in us as opposed to a return on our unitholders’ investment.

•	Prior to making any distribution on our common units, we will reimburse our general partner and its affiliates for all direct and indirect expenses they incur on our behalf. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses include salary, bonus, incentive compensation, employment benefits and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us. The reimbursement of expenses and payment of fees, if any, to our general partner and its affiliates will reduce the amount of cash available to pay cash distributions to our unitholders.

•	Although our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including the provisions requiring us to make cash distributions contained therein, may be amended with the consent of our general partner and the approval of the holders of a majority of our outstanding common units (including common units held by affiliates of our general partner). At the closing of this offering, the Founders will own and control our general partner, and the Founders and Yorktown will own approximately 58.6% of our outstanding common units or 58.6% of our limited partner interests. Please read “The Partnership Agreement—Amendment of the Partnership Agreement.”

•	Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement, our new credit facility and any other debt agreements we may enter into in the future.

•	Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, we may not make a distribution to our unitholders if the distribution would cause our liabilities to exceed the fair value of our assets.

•	We may lack sufficient cash to pay distributions to our unitholders due to a number of factors, including decreases in commodity prices, decreases in our oil and natural gas production or increases in our general and administrative expenses, principal and interest payments on our outstanding debt, tax expenses, working capital requirements or anticipated cash needs. For a discussion of additional factors that may affect our ability to pay distributions, please read “Risk Factors.”

•	If and to the extent our cash available for distribution materially declines, we may reduce our quarterly distribution in order to service or repay our debt or fund growth capital expenditures.

•	Capital expenditures reduce cash available to pay distributions to the extent such amounts are funded from cash generated by operating activities.

•	Our ability to make distributions to our unitholders depends on the performance of our operating subsidiary and its ability to distribute cash to us. The ability of our operating subsidiary to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable state partnership and limited liability company laws and other laws and regulations.

Our Ability to Grow Depends on Our Ability to Access External Capital

Because we will distribute all of our available cash to our unitholders, we expect that we will rely primarily upon external financing sources, including borrowings under our new credit facility and the issuance of debt and equity securities, rather than operating cash flow, to fund our acquisitions and growth capital expenditures. As a result, to the extent we are unable to finance our growth externally, our cash distribution policy will significantly impair our ability to grow. In addition, because we will distribute all of our available cash, our growth may not be as fast as that of businesses that reinvest their available cash to expand their ongoing operations. To the extent we issue additional units in connection with any capital expenditures, the payment of distributions on those additional units may increase the risk that we will be unable to maintain or increase our quarterly per unit distribution level. There are no limitations in our partnership agreement, nor do we expect any limitations in our new credit facility, on our ability to issue additional units, including units ranking senior to the common units. The incurrence of additional commercial borrowings (under our credit facility or otherwise) or other debt to finance our growth strategy will increase our interest expense, which in turn may impact the available cash that we have to distribute to our unitholders.

Our Initial Quarterly Distribution Rate

Upon completion of this offering, the board of directors of our general partner will adopt a cash distribution policy pursuant to which we will establish an initial quarterly distribution of $0.475 per unit per quarter, or $1.90 per unit on an annualized basis, to be paid no later than 45 days after the end of each fiscal quarter, beginning with the quarter ending December 31, 2011. This equates to an aggregate cash distribution of approximately $8.6 million per quarter, or $34.2 million on an annualized basis, based on the number of common units and general partner units expected to be outstanding immediately after the closing of this offering. We will prorate our first distribution for the period from the closing of this offering through December 31, 2011 based on the length of that period. The number of outstanding common units and general partner units on which we have based such belief does not include any common units that may be issued under the long-term incentive program that our general partner is expected to adopt prior to the closing of this offering.

To the extent the underwriters exercise their option to purchase additional common units in connection with this offering, the number of units purchased by the underwriters pursuant to such exercise will be issued to the public, and the remaining common units subject to the option, if any, will be issued to the Contributing Parties, at the expiration of the option period. Accordingly, the exercise of the underwriters’ option will not affect the total number of common units outstanding or the amount of cash needed to pay the initial quarterly distribution on all units. Please read “Use of Proceeds.”

Initially, our general partner will be entitled to 2.0% of all distributions that we make prior to our liquidation. Our general partner’s initial 2.0% interest in our distributions may be reduced if we issue additional limited partner units in the future (other than the issuance of common units upon exercise by the underwriters of their option to purchase additional common units, the issuance of common units to the Contributing Parties, upon expiration of the underwriters’ option to purchase additional common units or the issuance of common units upon conversion of any outstanding partnership interests that may be converted into common units) and our general partner does not contribute a proportionate amount of capital to us in exchange for additional general partner units to maintain its initial 2.0% general partner interest. Our general partner has the right, but is not obligated, to contribute a proportionate amount of capital to us in exchange for additional general partner units to maintain its then current general partner interest.

The table below sets forth the number of common units and general partner units expected to be outstanding immediately following the closing of this offering and the aggregate distribution amounts payable on such units during the year following the closing of this offering at our initial quarterly distribution of $0.475 per unit per quarter, or $1.90 per unit on an annualized basis.

	Number of	Initial Quarterly Distribution
	Units	One Quarter	Four Quarters

Common units held by the public(1)(2)	5,400,000	$2,565,000	$10,260,000
Common units held by the Contributing Parties(1)(2)(3)	12,240,000	5,814,000	23,256,000
General partner units	360,000	171,000	684,000

Total	18,000,000	$8,550,000	$34,200,000

(1)	Assumes the underwriters do not exercise their option to purchase additional common units. If the underwriters do not exercise their option to purchase an additional 810,000 common units, we will issue the additional 810,000 common units to the Contributing Parties, upon the expiration of the option. To the extent the underwriters exercise their option to purchase additional common units, the number of units purchased by the underwriters pursuant to such exercise will be issued to the public, and the remainder, if any, will be issued to the Contributing Parties. Accordingly, the exercise of the underwriters’ option will not affect the total number of units outstanding or the amount of cash needed to pay the initial quarterly distribution on all units.

(2)	Does not include any common units that may be issued under the long-term incentive program that our general partner is expected to adopt prior to the closing of this offering.

(3)	Includes 1,356,027 common units held by the Founders and 8,986,988 common units held by Yorktown.

Our partnership agreement provides that any determination made by our general partner in its capacity as our general partner must be made in good faith and that any such determination will not be subject to any other standard imposed by our partnership agreement, the Delaware limited partnership statute or any other law, rule or regulation or imposed at equity. Holders of our common units may pursue judicial action to enforce provisions of our partnership agreement, including those related to requirements to make cash distributions as described above. However, our partnership agreement provides that our general partner is entitled to make the determinations described above without regard to any standard other than the requirement to act in good faith. Our partnership agreement provides that, in order for a determination by our general partner to be made in “good faith,” our general partner must believe that the determination is in the best interests of the Partnership. Please read “Conflicts of Interest and Fiduciary Duties.”

Our cash distribution policy, as expressed in our partnership agreement, may not be modified or repealed without amending our partnership agreement. The actual amount of our cash distributions for any quarter is subject to fluctuation based on the amount of cash we generate from our business and the amount of reserves our general partner establishes in accordance with our partnership agreement as described above. Our partnership agreement, including provisions contained therein requiring us to make cash distributions, may be amended by a vote of the holders of a majority of our common units. At the closing of this offering, the Founders will own and control our general partner, and the Founders and Yorktown will own approximately 58.6% of our outstanding common units, or 58.6% of our limited partner interests. Assuming we do not issue any additional common units and the Founders and Yorktown do not transfer their common units, they will have the ability to amend our partnership agreement without the approval of any other unitholder. Please read “The Partnership Agreement—Amendment of the Partnership Agreement.”

We will pay our quarterly distributions on or about the 15th of February, May, August and November to holders of record on or about the 1st day of each such month. If the distribution date does not fall on a business day, we will make the distribution on the business day immediately preceding the indicated distribution date. For our first quarterly distribution, we will prorate the initial quarterly distribution payable for the period from the closing of this offering through December 31, 2011 based on the actual length of the period. We expect to pay this cash distribution on or before February 15, 2012.

In the sections that follow, we present in detail the basis for our belief that we will be able to fully fund our initial quarterly distribution of $0.475 per unit for the year ending December 31, 2012. In those sections, we present two tables, consisting of:

•	“Unaudited Pro Forma Available Cash,” in which we present the amount of cash we would have had available for distribution to our unitholders and our general partner for the year ended December 31, 2010 and the twelve months ended September 30, 2011, based on our unaudited pro forma financial statements. Our calculation of unaudited pro forma available cash in this table should only be viewed as a general indication of the amount of available cash that we might have generated had the formation transactions contemplated in this prospectus occurred in an earlier period; and

•	“Estimated Cash Available for Distribution,” in which we demonstrate our ability to generate the minimum Adjusted EBITDA necessary for us to have sufficient cash available for distribution to pay the full initial quarterly distribution on all the outstanding units, including our general partner units, for the year ending December 31, 2012.

Unaudited Pro Forma Available Cash for the Year Ended December 31, 2010 and the Twelve Months Ended September 30, 2011

If we had completed the formation transactions contemplated in this prospectus on January 1, 2010, our unaudited pro forma available cash for the year ended December 31, 2010 would have been approximately $5.4 million. This amount would have been sufficient to pay a cash distribution of $0.075 per unit per quarter ($0.30 on an annualized basis), or approximately 15.8% of the initial quarterly distribution on our common units during that period.

If we had completed the transactions contemplated in this prospectus on October 1, 2010, our unaudited pro forma available cash generated for the twelve months ended September 30, 2011 would have been approximately $15.8 million. This amount would have been sufficient to pay a cash distribution of $0.219 per unit per quarter ($0.878 on an annualized basis), or approximately 46.3% of the initial quarterly distribution on our common units during that period.

Our unaudited pro forma cash available for distribution includes incremental general and administrative expenses that we expect we will incur as a result of being a publicly traded partnership, consisting of costs associated with SEC reporting requirements, including annual and quarterly reports to unitholders, tax return and Schedule K-1 preparation and distribution, independent auditor fees, investor relations activities, Sarbanes-Oxley Act compliance, NASDAQ Global Market listing, registrar and transfer agent fees, incremental director and officer liability insurance costs and officer and director compensation. We estimate that these incremental general and administrative expenses initially will be approximately $3.0 million per year. These incremental general and administrative expenses are not reflected in our pro forma Adjusted EBITDA or our historical and pro forma financial statements.

Mid-Con Energy Partners, LP
Unaudited Pro Forma Available Cash

	Pro Forma
	Year	Twelve Months
	Ended	Ended
	December 31,	September 30,
	2010	2011
	(in thousands, except per unit data)
	(restated)

Net income	$3,668	$18,980
Plus:
Income tax expense (benefit), if any	—	—
Interest expense	1,350	1,350
Depreciation, depletion and amortization	3,327	4,771
Accretion of discount on asset retirement obligations	63	71
Unrealized (gain) loss on derivatives, net	707	(7,280)
Impairment of proved oil and gas properties	1,260	1,234
Dry hole costs and abandonments of unproved properties	514	1,149
Interest income	(126)	(179)
Stock-based compensation	—	1,671

Adjusted EBITDA(1)	$10,763	$21,767
Less:
Incremental general and administrative expense(2)	3,000	3,000
Cash interest expense(3)	1,350	1,350
Maintenance capital expenditures(4)	1,014	1,596

Pro Forma Available cash	$5,399	$15,821
Pro Forma Annualized distributions per unit	1.90	1.90
Pro Forma Estimated annual cash distributions:
Distributions on common units held by purchasers in this offering	$10,260	$10,260
Distributions on common units held by the Contributing Parties	23,256	23,256
Distributions on general partner units	684	684

Total estimated annual cash distributions	$34,200	$34,200

Shortfall	$(28,801)	$(18,379)

Percent of initial quarterly distributions payable to common unitholders	15.8%	46.3%

(1)	Adjusted EBITDA is defined in “Prospectus Summary—Non-GAAP Financial Measures.”

(2)	Reflects the $3.0 million of estimated incremental annual general and administrative expenses associated with being a publicly traded partnership that we expect to incur.

(3)	In connection with this offering, we intend to enter into a new $250.0 million credit facility under which we expect to incur approximately $45.0 million of borrowings upon the closing of this offering. The pro forma cash interest expense is based on $45.0 million of borrowings at an assumed weighted-average rate of 3.0%.

(4)	We define maintenance capital expenditures as capital expenditures that we expect to make on an ongoing basis to maintain waterflood operations over the long-term. We define growth capital expenditures as those that we expect to make to either develop new waterfloods or add primary production through newly initiated development programs. Following this offering, we generally expect to fund maintenance capital expenditures with cash flow from operations, while we plan primarily to use external financing sources, including borrowings under our new credit facility and the issuance of debt and equity securities, to fund growth capital expenditures. Historically, we did not distinguish between maintenance capital expenditures and growth capital expenditures. As a result, the amounts included in the table above represent the approximate amounts of our total capital expenditures for the periods presented that we believe would have been maintenance capital expenditures in those periods. Excluded are approximately $18.7 million and $40.0 million of capital expenditures for the year ended December 31, 2010 and the twelve months ended September 30, 2011, respectively, which are the amounts of capital expenditures that we believe would have been growth capital expenditures in those periods.

Estimated Adjusted EBITDA for the Year Ending December 31, 2012

Set forth below is a Statement of Estimated Adjusted EBITDA that supports our belief that we will be able to generate sufficient cash available for distribution to pay the aggregate annualized initial quarterly distribution on all of our outstanding units for the twelve months ending December 31, 2012. The financial forecast presents, to the best of our knowledge and belief, our expected results of operations, Adjusted EBITDA and cash available for distribution for the forecast period. Based upon the assumptions and considerations set forth in the table below, to fund cash distributions to our unitholders at our annualized initial quarterly distribution of $1.90 per common unit and general partner unit, or $34.2 million in the aggregate, for the year ending December 31, 2012, our Adjusted EBITDA for the year ending December 31, 2012 must be at least $40.6 million. The number of outstanding common units on which we have based such belief does not include any common units that may be issued under the long-term incentive program that our general partner is expected to adopt prior to the closing of this offering.

Our Statement of Estimated Adjusted EBITDA reflects our judgment, as of the date of this prospectus, of conditions we expect to exist and the course of action we expect to take in order to be able to pay the annualized initial quarterly distribution on all of our outstanding common and general partner units for the year ending December 31, 2012. The assumptions discussed below under “—Assumptions and Considerations” are those that we believe are significant to our ability to generate the minimum Adjusted EBITDA. We believe our actual results of operations and cash flow will be sufficient to generate the minimum Adjusted EBITDA necessary to pay the aggregate annualized initial quarterly distribution. We can, however, give you no assurance that we will generate this amount. There will likely be differences between our estimated Adjusted EBITDA and our actual results, and those differences could be material. If we fail to generate the estimated Adjusted EBITDA contained in our forecast, we may not be able to pay the aggregate annualized initial quarterly distribution to all of our unitholders.

While we do not as a matter of course make public projections as to future sales, earnings or other results, our management has prepared the prospective financial information that is the basis of our estimated Adjusted EBITDA below to substantiate our belief that we will have sufficient cash to pay the initial quarterly distribution on all our common units and general partner units for the year ending December 31, 2012. This forecast is a forward-looking statement and should be read together with our historical financial statements and the accompanying notes included elsewhere in this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The accompanying prospective financial information was not prepared with a view toward complying with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of our management, is substantially consistent with those guidelines and was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the assumptions and considerations on which we base our belief that we can generate the minimum Adjusted EBITDA necessary for us to pay the initial quarterly distribution on all of our outstanding common and general partner units for the year ending December 31, 2012. Readers of this prospectus are cautioned not to place undue reliance on this prospective financial information. Please read “—Assumptions and Considerations.”

The prospective financial information included in this prospectus has been prepared by, and is the responsibility of, our management. Grant Thornton LLP has not compiled, examined or performed any procedures with respect to the accompanying prospective financial information and, accordingly, Grant Thornton LLP does not express an opinion or any other form of assurance with respect thereto. The Grant Thornton LLP reports included in the registration statement relate to our historical financial information. It does not extend to the prospective financial information and should not be read to do so.

When considering our financial forecast, you should keep in mind the risk factors and other cautionary statements under “Risk Factors.” Any of the risks discussed in this prospectus, to the extent they are realized, could cause our actual results of operations to vary significantly from those that would enable us to generate the minimum Adjusted EBITDA necessary to pay the aggregate annualized initial quarterly distribution on all of our outstanding common and general partner units for the year ending December 31, 2012.

We are providing the Statement of Estimated Adjusted EBITDA to supplement our historical financial statements and in support of our belief that we will have sufficient available cash to pay the aggregate annualized initial quarterly distribution on all of our outstanding common and general partner units for the year ending December 31, 2012. Please read below under “—Assumptions and Considerations” for further information about the assumptions we have made for the financial forecast.

We do not undertake any obligation to release publicly the results of any future revisions we may make to this prospective financial information or to update this prospective financial information to reflect events or circumstances after the date of this prospectus. Therefore, you are cautioned not to place undue reliance on this information.

Our Estimated Adjusted EBITDA

To pay the annualized initial quarterly distribution to our unitholders of $0.475 per unit for the year ending December 31, 2012, our aggregate cash available to pay distributions must be at least approximately $8.6 million over that period. We have calculated that the amount of estimated Adjusted EBITDA for the year ending December 31, 2012 that will be necessary to generate cash available to pay an aggregate annualized distribution of approximately $34.2 million over that period is approximately $40.6 million. Adjusted EBITDA should not be considered an alternative to net income, income before income taxes, cash flow from operating activities or any other measure calculated in accordance with GAAP.

Adjusted EBITDA is a significant financial metric that will be used by our management to indicate (prior to the establishment of any reserves by the board of directors of our general partner) the cash distributions we expect to pay to our unitholders. Specifically, we intend to use this financial measure to assist us in determining whether we are generating operating cash flow at a level that can sustain or support an increase in our quarterly distribution rates. For a definition of Adjusted EBITDA, please read “Prospectus Summary—Non-GAAP Financial Measures.”

Mid-Con Energy Partners, LP
Statement of Estimated Adjusted EBITDA

Year Ending
December 31, 2012
(in thousands, except
per unit amounts)

Revenue and realized commodity derivative gains(losses)(1)	$63,832
Less:
Lease operating expenses	9,396
Oil and gas production taxes	3,043
General and administrative(2)	4,000
Depreciation, depletion and amortization	15,000
Interest expense	1,350

Net income excluding unrealized gains (losses) on derivatives	$31,043
Adjustments to reconcile net income excluding unrealized derivative gains (losses) to estimated Adjusted EBITDA:
Add:
Depreciation, depletion and amortization	$15,000
Interest expense	1,350

Estimated Adjusted EBITDA(3)	$47,393
Adjustments to reconcile estimated Adjusted EBITDA to estimated cash available for distribution:
Less:
Cash interest expense	$1,350
Maintenance capital expenditures(4)	5,000

Estimated cash available for distribution	$41,043
Annualized initial quarterly distribution per unit	$1.90
Estimated annual cash distributions(5):
Distributions on common units held by purchasers in this offering	$10,260
Distributions on common units held by the Contributing Parties	23,256
Distributions on general partner units	684
Total estimated annual cash distributions	$34,200
Excess cash available for distribution	$6,843

(1)	Includes the forecasted effect of cash settlements of commodity derivative instruments. This amount does not include unrealized commodity derivative gains (losses), as such amounts represent non-cash items and cannot be reasonably estimated in the forecast period.

(2)	Includes $3.0 million of estimated incremental annual general and administrative expenses associated with being a publicly traded partnership that we expect to incur.

(3)	Adjusted EBITDA is defined in “Prospectus Summary—Non-GAAP Financial Measures.”

(4)	Reflects estimated maintenance capital expenditures for the year ending December 31, 2012. We define maintenance capital expenditures as those we expect to make on an ongoing basis to maintain our waterflood operations over the long-term. Following this offering, we generally expect to fund maintenance capital expenditures with cash flow from operations.

(5)	The number of outstanding common units assumed herein does not include any common units that may be issued under the long-term incentive program that our general partner is expected to adopt prior to the closing of this offering.

	Percentage of Forecasted
	Net Production
	90%	100%	110%
	(in thousands, except per unit amounts)

Forecasted Adjusted EBITDA projection:
Operating revenue	$55,773	$61,970	$68,166
Realized derivative gains (losses)	1,862	1,862	1,862

Total revenue including realized derivative gains (losses)	$57,635	$63,832	$70,028
Lease operating expenses(3)	8,457	9,396	10,336
Production taxes	2,738	3,043	3,347
General and administrative expenses	4,000	4,000	4,000

Estimated Adjusted EBITDA	$42,440	$47,393	$52,345
Minimum estimated Adjusted EBITDA(4)	40,550	40,550	40,550
Excess (shortfall) estimated cash available for distribution(4)	1,890	6,843	11,795

(1)	Realized natural gas sales price per Mcf includes the sale of natural gas liquids.

(2)	We assume that we will not enter into any natural gas derivative contracts for the year ending December 31, 2012.

(3)	The calculation of lease operating expenses includes ad valorem taxes.

(4)	We have calculated that the minimum amount of estimated Adjusted EBITDA for the year ending December 31, 2012 that will be necessary to generate cash available to pay an aggregate annualized distribution on all of our outstanding units over that period is approximately $40.6 million. In the case where our production level is 90% of the production level we have forecasted for the year ending December 31, 2012, we should have had an excess of $1.9 million over the amount of cash available for distribution necessary to pay such aggregate annualized distribution.

Commodity Price Changes

The following table shows estimated Adjusted EBITDA under various assumed NYMEX-WTI oil and NYMEX-Henry Hub natural gas prices for the year ending December 31, 2012. For the year ending December 31, 2012, we have assumed that commodity derivative contracts will cover 360 MBoe, or approximately 55% of our estimated total oil production from proved reserves for the year ending December 31, 2012, at a weighted average floor price of $101.17 per Bbl of oil. In addition, the estimated Adjusted EBITDA amounts shown below are based on forecasted realized commodity prices that take into account assumptions concerning updated differentials based on new crude oil purchase contracts that will be effective as of January 1, 2012.

	(in thousands, except per unit amounts)

NYMEX-WTI oil price (per Bbl):	$76.00	$86.00	$96.00	$106.00	$116.00
NYMEX-Henry Hub natural gas price (per MMBtu):	$2.86	$3.36	$3.86	$4.36	$4.86
Forecasted net production:
Oil (MBbl)	659	659	659	659	659
Natural gas (MMcf)	115	115	115	115	115

Total (MBoe)	678	678	678	678	678
Oil (Bbl/d)	1,800	1,800	1,800	1,800	1,800
Natural gas (Mcf/d)	314	314	314	314	314

Total (Boe/d)	1,852	1,852	1,852	1,852	1,852
Forecasted prices:
NYMEX-WTI oil price (per Bbl)	$76.00	$86.00	$96.00	$106.00	$116.00
Realized oil price (per Bbl) (excluding derivatives)	$72.92	$82.92	$92.92	$102.92	$112.92
Realized oil price (per Bbl) (including derivatives)	$86.68	$91.21	$95.75	$100.94	$106.57
NYMEX-Henry Hub natural gas price (per MMBtu)	$2.86	$3.36	$3.86	$4.36	$4.86
Realized natural gas price (per Mcf)(1)(2)	$5.56	$6.06	$6.56	$7.06	$7.56
Forecasted Adjusted EBITDA projection:
Operating revenue	$48,679	$55,324	$61,970	$68,615	$75,261
Realized derivative gains (losses)	9,062	5,462	1,862	(1,306)	(4,186)

Total revenue including realized derivative gains (losses)	57,741	60,786	63,832	67,309	71,075
Lease operating expenses(3)	9,396	9,396	9,396	9,396	9,396
Production taxes	2,390	2,716	3,043	3,369	3,695
General and administrative expenses	4,000	4,000	4,000	4,000	4,000

Estimated Adjusted EBITDA	$41,955	$44,674	$47,393	$50,544	$53,984
Minimum estimated Adjusted EBITDA(4)	40,550	40,550	40,550	40,550	40,550
Excess (shortfall) estimated cash available for distribution	1,405	4,124	6,843	9,994	13,434

(1)	Realized natural gas sales price per Mcf includes the sale of natural gas liquids.

(2)	We assume that we will not enter into any natural gas derivative contracts for the year ending December 31, 2012.

(3)	The calculation of lease operating expenses includes ad valorem taxes.

(4)	We have calculated that the minimum amount of estimated Adjusted EBITDA for the year ending December 31, 2012 that will be necessary to generate cash available to pay an aggregate annualized distribution on all of our outstanding units over that period is approximately $40.6 million. In the case where the average daily NYMEX-WTI price for oil for the year ending December 31, 2012 is $76.00 and the average daily NYMEX-Henry Hub price for natural gas is $2.86 per MMBtu for the same period, we would have had an excess of $1.4 million over the amount of cash available for distribution necessary to pay such aggregate annualized distribution. In the case where the average daily NYMEX-WTI price for oil for the year ending December 31, 2012 is $86.00 and the average daily NYMEX-Henry Hub price for natural gas is $3.36 per MMBtu for the same period, we would have had an excess of $4.1 million over the amount of cash available for distribution necessary to pay such aggregate annualized distribution.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

We were formed in July 2011 and do not have historical financial operating results. Therefore, in this prospectus, we present the historical financial statements of our predecessor, which consist of the consolidated historical financial statements of Mid-Con Energy Corporation through June 30, 2009 and the combined historical financial statements of Mid-Con Energy I, LLC and Mid-Con Energy II, LLC, thereafter. The following table presents selected historical financial data of our predecessor and selected pro forma financial data of Mid-Con Energy Partners, LP as of the dates and for the periods indicated. The selected historical financial data as of December 31, 2009 and 2010 and for the years ended June 30, 2008 and 2009, the six months ended December 31, 2009 and the year ended December 31, 2010 are derived from the audited historical financial statements of our predecessor included elsewhere in this prospectus. The selected historical financial data for the years ended June 30, 2006 and 2007 are derived from audited historical financial statements of our predecessor not included herein. The selected historical financial data as of September 30, 2011 and for the nine months ended September 30, 2010 and 2011 are derived from the unaudited historical combined financial statements of our predecessor included elsewhere in this prospectus.

The selected unaudited pro forma financial data as of September 30, 2011 and for the nine months ended September 30, 2011 and the year ended December 31, 2010 are derived from the unaudited pro forma condensed financial statements of Mid-Con Energy Partners, LP included elsewhere in this prospectus. Our unaudited pro forma condensed financial statements give pro forma effect to the following:

•	the sale by Mid-Con Energy I, LLC and Mid-Con Energy II, LLC of certain oil and natural gas properties representing approximately 1% of our proved reserves by value, as calculated using the standardized measure, as of June 30, 2011, and certain subsidiaries that do not own oil and natural gas reserves, including Mid-Con Energy Operating, to the Mid-Con Affiliates for aggregate consideration of $7.5 million;

•	the merger of Mid-Con Energy I, LLC and Mid-Con Energy II, LLC with our wholly owned subsidiary in exchange for aggregate consideration of 12,240,000 common units and $121.2 million in cash;

•	the issuance to our general partner of 360,000 general partner units, representing a 2.0% general partner interest in us in exchange for a contribution from our general partner;

•	the issuance and sale by us to the public of 5,400,000 common units in this offering and the application of the net proceeds as described in “Use of Proceeds;”

•	our borrowing of approximately $45.0 million under our new credit facility and the application of the proceeds as described in “Use of Proceeds;” and

•	our acquisition of additional working interests in the Cushing Field from J&A Oil Company and Charles R. Olmstead immediately prior to the closing of this offering.

The unaudited pro forma balance sheet data assume the events listed above occurred as of September 30, 2011. The unaudited pro forma statement of operations data for the nine months ended September 30, 2011 and the year ended December 31, 2010 assume the items listed above occurred as of January 1, 2010. We have not given pro forma effect to incremental general and administrative expenses of approximately $3.0 million that we expect to incur annually as a result of being a publicly traded partnership.

You should read the following table in conjunction with “Prospectus Summary—Formation Transactions and Partnership Structure,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the historical combined financial statements of our predecessor and the unaudited pro forma condensed financial statements of Mid-Con Energy Partners, LP and the notes thereto included elsewhere in this prospectus. Among other things, those historical financial statements and unaudited pro forma condensed

					Mid-Con Energy I, LLC and				Mid-Con Energy
					Mid-Con Energy II, LLC				Partners, LP
					(combined)				Pro Forma
	Mid-Con Energy Corporation				Six Months	Year	Nine Months		Year	Nine Months
	(consolidated)				Ended	Ended	Ended		Ended	Ended
	Year Ended June 30,				December 31,	December 31,	September 30,		December 31,	September 30,
Statement of Operations Data:	2006	2007	2008	2009	2009	2010	2010	2011	2010	2011
							(unaudited)	(unaudited)	(unaudited)	(unaudited)
	(in thousands)
	(restated)	(restated)	(restated)	(restated)	(restated)				(restated)
						(restated)
Other income (expenses):
Interest income and other	63	126	115	119	35	218	208	160	126	102
Interest expense	(24)	(11)	(3)	(93)	(2)	(98)	(59)	(378)	(1,350)	(1,013)
Gain on sale of assets	—	—	—	—	—	354	354	1,559	—	—
Stock-based compensation	—	—	—	—	—	—	—	(1,671)	—	1,671
Other revenue and expenses, net	138	439	108	298	118	847	501	576	—	—
Income tax expense—current	—	—	—	(625)	—	—	—	—
Income tax (expense) benefit—deferred	325	(197)	(261)	502	—	—	—	—	—	—

Net income (loss)	$(183)	$735	$632	$2,984	$(9,096)	$1,078	$1,565	$21,954	$3,668	$19,735

Net income per limited partner unit (basic and diluted)									$0.20	$1.10

Weighted average number of limited partner units outstanding (basic and diluted)									17,640	17,640

Other Financial Data:
Adjusted EBITDA			$4,471	$3,773	$2,836	$10,593	$6,771	$18,029	$10,763	$17,872
Cash Flow Data:
Net cash provided by (used in):
Operating activities	$(282)	$2,052	$4,221	$10,935	$965	$11,798	$10,269	$14,554
Investing activities	(5,599)	(11,143)	(7,646)	(12,448)	(5,018)	(22,726)	(15,922)	(24,881)
Financing activities	4,918	9,980	147	4,841	(1,164)	10,387	5,133	10,291

				Mid-Con
	Mid-Con Energy I, LLC and			Energy
	Mid-Con Energy II, LLC			Partners, LP
	(combined)			Pro Forma
	As of December 31,		As of September 30,	As of September 30,
Balance Sheet Data:	2009	2010	2011	2011
			(unaudited)	(unaudited)
	(in thousands)
	(restated)	(restated)

Working capital(1)	$2,420	$(1,256)	$6,819	$5,236
Total assets	40,496	56,867	88,682	92,377
Total debt	337	5,513	15,210	45,000
Partners’ capital	36,779	43,072	69,955	43,860

(1)	For 2010, excludes $5.3 million of current maturities under our predecessor’s credit facilities. The maturity date for these facilities was subsequently extended to December 2013.

Our Competitive Strengths

We believe that the following competitive strengths will allow us to successfully execute our business strategies and achieve our objective of generating and growing cash available for distribution:

•	An asset portfolio largely consisting of properties with existing waterflood projects that have relatively predictable production profiles, that provide growth potential through ongoing response to waterflooding and that have modest capital requirements. Our properties consist of interests in mature fields located in Oklahoma and Colorado that have well-understood geologic features, relatively predictable production profiles and modest capital requirements, which we believe make them well-suited for waterflood development and for our objective of generating stable cash flow. Over 90% of our properties are being waterflooded and over 90% have been producing continuously since 1982 or earlier. Based on production estimates from our June 30, 2011 reserve report, the average estimated decline rate for our existing proved developed producing reserves is approximately 4% for 2011 and, on a compounded average decline basis, approximately 11% for the subsequent five years and approximately 10% thereafter. Further, we believe that a substantial majority of the capital required for growth from our existing properties has been spent prior to this offering. As a result, these properties have relatively predictable production profiles and production growth potential with modest capital requirements.

•	The ability to further exploit existing mature properties by utilizing our waterflood expertise. Our management team has actively operated most of our properties since 2005, and has a history of exploiting proved reserves to maximize production, primarily through waterflood projects. Over the last six years, we identified, initiated, acquired, formed and developed over 24% of all new waterflood projects in the State of Oklahoma, while the next most active competitor formed only 6% of all new waterfloods. Furthermore, our experience in the Mid-Continent allows us to exploit synergies developed by applying knowledge of field, reservoir and play characteristics across the region. We believe that our expertise in secondary recovery techniques will increase the level of production from certain of our properties, particularly from existing waterflood projects, which, over time, may increase our cash flow.

•	Acquisition opportunities that are consistent with our criteria of predictable production profiles with upside potential that may arise as a result of our relationship with the Mid-Con Affiliates. We expect the Mid-Con Affiliates to invest capital and technical staff resources to acquire and develop properties with existing projects and to identify, acquire, form and develop new waterflood projects on their properties. While they are not obligated to sell any properties to us and may have difficulties acquiring and developing them, we expect that the Mid-Con Affiliates will offer to sell properties to us from time to time. Through this relationship with the Mid-Con Affiliates, we plan to avoid much of the capital, engineering and geological risks associated with the early development of any of these properties we may acquire.

•	Access to the collective expertise of Yorktown’s employees and their extensive network of industry relationships through our relationship with Yorktown. Yorktown is a private investment firm focused on investments in the energy sector with more than $3.0 billion in assets under management. Following the consummation of this offering, Yorktown will own an approximate 49.9% limited partner interest in us, making it our largest unitholder, and will own a 50% interest in our affiliate Mid-Con Energy Operating. With their extensive investment experience in the oil and natural gas industry and their extensive network of industry relationships, we believe that Yorktown’s acquire. However, the Mid-Con Affiliates may not be successful in indentifying or consummating acquisitions or in successfully developing the new properties they acquire. Further, the Mid-Con Affiliates are not obligated to sell any properties to us and they are not prohibited from competing with us to acquire oil and natural gas properties. For a summary of the process by which such mutually agreeable prices will be determined, please see “Certain Relationships and Related Party Transactions—Review, Approval or Ratification of Transactions with Related Persons.”

Our Relationship with Yorktown

We have a valuable relationship with Yorktown, a private investment firm founded in 1991 and focused on investments in the energy sector. Since 2004, Yorktown has made several equity investments in our predecessor. Immediately following the consummation of this offering, Yorktown will own an approximate 49.9% limited partner interest in us, making it our largest unitholder, and will own a 50% interest in our affiliate Mid-Con Energy Operating. Also, Peter A. Leidel, a principal of Yorktown, will serve on our board of directors.

Yorktown currently has more than $3.0 billion in assets under management and Yorktown’s employees have extensive investment experience in the oil and natural gas industry. Yorktown’s employees review a large number of potential acquisitions and are involved in decisions relating to the acquisition and disposition of oil and natural gas assets by the various portfolio companies in which Yorktown owns interests. With their extensive investment experience in the oil and natural gas industry and their extensive network of industry relationships, we believe that Yorktown’s employees are well positioned to assist us in identifying and evaluating acquisition opportunities and in making strategic decisions. Yorktown is not obligated to sell any properties to us and they are not prohibited from competing with us to acquire oil and natural gas properties. Investment funds managed by Yorktown manage numerous other portfolio companies that are engaged in the oil and natural gas industry and, as a result, Yorktown may present acquisition opportunities to other Yorktown portfolio companies that compete with us.

Oil Recovery Overview

When an oil field is first produced, the oil typically is recovered as a result of expansion of reservoir fluids which are naturally pressured within the producing formation. The only natural force present to move the oil through the reservoir rock to the wellbore is the pressure differential between the higher pressure in the rock formation and the lower pressure in the producing wellbore. Various types of pumps are often used to reduce pressure in the wellbore, thereby increasing the pressure differential. At the same time, there are many factors that act to impede the flow of oil, depending on the nature of the formation and fluid properties, such as pressure, permeability, viscosity and water saturation. This stage of production, referred to as “primary recovery,” recovers only a small fraction of the oil originally in place in a producing formation, typically ranging from 10% to 25%.

After the primary recovery phase many, but not all, oil fields respond positively to “secondary recovery” techniques in which external fluids are injected into a reservoir to increase reservoir pressure and to displace oil towards the wellbore. Secondary recovery techniques often result in increases in production and reserves above primary recovery. Waterflooding, a form of secondary recovery, works by repressuring a reservoir through water injection and “sweeping” or pushing oil to producing wellbores. Conventional hydraulic fracturing techniques are often employed to increase a well’s productivity in waterflooding. Through waterflooding, water injection replaces the loss of reservoir pressure caused by the primary production of oil and gas, which is often referred to as “pressure depletion” or “reservoir voidage.” The degree to which reservoir voidage has been replaced through water injection is known as “reservoir fill up” or, simply as “fill up.” A reservoir which has had all of the produced fluids replaced by injection is at 100% fill up. In general, peak oil production from a waterflood typically occurs at 100% fill up. Estimating the

We expect that the long-term incentive program will consist of the following components: restricted units, phantom units, unit options, unit appreciation rights, distribution equivalent rights, other unit-based awards and unit awards. The purpose of awards under the long-term incentive program is to provide additional incentive compensation, at the discretion of the board, to employees providing services to us, and to align the economic interests of such employees with the interests of our unitholders. The long-term incentive program will initially limit the number of units that may be delivered pursuant to vested awards to 1,764,000 common units. Common units cancelled, forfeited or withheld to satisfy exercise prices or tax withholding obligations will be available for delivery pursuant to other awards. The program will be administered by the board of directors of our general partner or a designated committee thereof, which we refer to as the program administrator. The program administrator may also delegate its duties as appropriate.

Amendment or Termination of Long-Term Incentive Program

The program administrator may terminate or amend the long-term incentive program at any time with respect to any units for which a grant has not yet been made. The program administrator also has the right to alter or amend the long-term incentive program or any part of the program from time to time, including increasing the number of units that may be granted subject to the requirements of the exchange upon which the common units are listed at that time. However, no change in any outstanding grant may be made that would materially reduce the rights or benefits of the participant without the consent of the participant. The program will expire on the earliest to occur of (i) the date on which all common units available under the program for grants have been paid to participants, (ii) termination of the program by the program administrator or (iii) the date ten years following its date of adoption.

Restricted Units

A restricted unit is a common unit that vests over a period of time, and during that time, is subject to forfeiture. Forfeiture provisions lapse at the end of the vesting period. The program administrator may make grants of restricted units containing such terms as it shall determine, including the period over which restricted units will vest. The program administrator, in its discretion, may base its determination upon the achievement of specified financial or other performance objectives. Restricted units will be entitled to receive quarterly distributions during the vesting period.

We intend the restricted units under the program to serve as a means of incentive compensation for performance and not primarily as an opportunity to participate in the equity appreciation of our common units. Therefore, it is expected that program participants will not pay any consideration for restricted units they receive, and we will receive no remuneration for the restricted units.

Phantom Units

A phantom unit is a notional common unit that entitles the grantee to receive a common unit upon the vesting of the phantom unit or, in the discretion of the program administrator, cash equivalent to the value of a common unit. The program administrator may make grants of phantom units under the program containing such terms as the program administrator shall determine, including the period over which phantom units granted will vest. The program administrator, in its discretion, may base its determination upon the achievement of specified financial or other performance objectives.

We intend the issuance of any common units upon vesting of the phantom units under the program to serve as a means of incentive compensation for performance and not primarily as an opportunity to participate in the equity appreciation of our common units. Therefore, it is expected that plan participants will not pay any consideration for the common units they receive, and we will receive no remuneration for the common units.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of our common units that, upon the consummation of this offering and the related transactions and assuming the underwriters do not exercise their option to purchase additional common units, will be owned by:

•	beneficial owners of more than 5% of our common units;

•	each executive officer of our general partner; and

•	all directors, director nominees and executive officers of our general partner as a group.

		Percentage of
	Common	Common Units
	Units to be	to be
	Beneficially	Beneficially
Name of Beneficial Owner(1)	Owned	Owned

Yorktown Energy Partners VI, L.P.(1)(2)	3,381,660	19.2%
Yorktown Energy Partners VII, L.P.(1)(3)	1,690,830	9.6%
Yorktown Energy Partners VIII, L.P.(1)(4)	3,914,498	22.2%
Charles R. Olmstead(5)	876,935	5.0%
Jeffrey R. Olmstead(5)	323,153	1.8%
Robbin W. Jones(5)	232,184	1.3%
David A. Culbertson(5)	71,772	0.4%
S. Craig George(5)	155,939	0.9%
Peter A. Leidel(5)	—	—
Peter Adamson III(5)	—	—
Robert W. Berry(5)	—	—
Cameron O. Smith(5)	21,135	0.1%
All named executive officers, directors and director nominees as a group (9 persons)(5)	1,681,118	9.5%

(1)	Has a principal business address of 410 Park Avenue, 19th Floor, New York, New York 10022.

(2)	Yorktown VI Company LP is the sole general partner of Yorktown Energy Partners VI, L.P. Yorktown VI Associates LLC is the sole general partner of Yorktown VI Company LP. As a result, Yorktown VI Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the common units owned by Yorktown Energy Partners VI, L.P. Yorktown VI Company LP and Yorktown VI Associates LLC disclaim beneficial ownership of the common units owned by Yorktown Energy Partners VI, L.P. in excess of their pecuniary interests therein.

(3)	Yorktown VII Company LP is the sole general partner of Yorktown Energy Partners VII, L.P. Yorktown VII Associates LLC is the sole general partner of Yorktown VII Company LP. As a result, Yorktown VII Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the common units owned by Yorktown Energy Partners VII, L.P. Yorktown VII Company LP and Yorktown VII Associates LLC disclaim beneficial ownership of the common units owned by Yorktown Energy Partners VII, L.P. in excess of their pecuniary interests therein.

(4)	Yorktown VIII Company LP is the sole general partner of Yorktown Energy Partners VIII, L.P. Yorktown VIII Associates LLC is the sole general partner of Yorktown VIII Company LP. As a result, Yorktown VIII Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the common units owned by Yorktown Energy Partners VIII, L.P. Yorktown VIII Company LP and Yorktown VIII Associates LLC disclaim beneficial ownership of the common units owned by Yorktown Energy Partners VIII, L.P. in excess of their pecuniary interests therein.

(5)	c/o Mid-Con Energy GP, LLC, 2431 E. 61st Street, Suite 850 Tulsa, Oklahoma 74136.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Upon the consummation of this offering, assuming the underwriters do not exercise their option to purchase additional common units, the Founders and Yorktown will own 10,343,015 common units representing an approximate 58.6% limited partner interest in us. In addition, our general partner will own a 2.0% general partner interest in us, evidenced by 360,000 general partner units. These percentages do not reflect any common units that may be issued under the long-term incentive program that our general partner expects to adopt prior to the closing of this offering.

Distributions and Payments to Our General Partner and Its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with our formation, ongoing operation and liquidation. These distributions and payments were determined by and among affiliated entities and, consequently, were not the result of arm’s length negotiations.

Formation Stage

The consideration received by our general partner and the Contributing Parties prior to or in connection with this offering	• 12,240,000 common units;

• 360,000 general partner units; and

• approximately $121.2 million in cash.

To the extent the underwriters exercise their option to purchase up to an additional 810,000 common units, the number of common units issued to the Contributing Parties (as reflected in the first bullet above) will decrease by the aggregate number of common units purchased by the underwriters pursuant to such exercise. The net proceeds from any exercise of such option will be used to distribute additional cash consideration to the Contributing Parties in respect of the merger of Mid-Con Energy I, LLC and Mid-Con Energy II, LLC into our subsidiary at the closing of this offering.

Operational Stage

Distributions of available cash to our general partner and its affiliates	We will generally make cash distributions 98.0% to our unitholders, pro rata, including the Contributing Parties as the holder of approximately 69.4% of our limited partner interests, and 2.0% to our general partner, assuming it makes any capital contributions necessary to maintain its 2.0% general partner interest in us.

Assuming we have sufficient available cash to pay the full initial quarterly distribution on all of our outstanding units for four quarters, our general partner would receive an annual distribution of approximately $0.7 million on its general partner units and the Contributing Parties would receive an annual distribution of approximately $23.3 million on their common units.

attention of the Chief Executive Officer or the board of directors of our general partner any conflict or potential conflict of interest that may arise between the director or any affiliate of the director, on the one hand, and us or our general partner on the other. The resolution of any such conflict or potential conflict will be addressed in accordance with our general partner’s organizational documents and the provisions of our partnership agreement. The resolution may be determined by disinterested directors, our general partner’s board of directors, or the conflicts committee of our general partner’s board of directors.

Upon our adoption of a Code of Business Conduct and Ethics, any executive officer of our general partner will be required to avoid conflicts of interest unless approved by the board of directors.

The board of directors of our general partner will have a standing conflicts committee comprised of at least two independent directors. Our general partner may, but is not required to, seek the approval of the conflicts committee in connection with future acquisitions of oil and natural gas properties from the Mid-Con Affiliates or any other affiliates of the general partner. In addition to acquisitions from affiliates of our general partner, the board of directors of our general partner will also determine whether to seek conflicts committee approval to the extent we act jointly to acquire additional oil and natural gas properties with affiliates of our general partner. In the case of any sale of equity or debt by us to an owner or affiliate of an owner of our general partner, we anticipate that our practice will be to obtain the approval of the conflicts committee of the board of directors of our general partner for the transaction. The conflicts committee will be entitled to hire its own financial and legal advisors in connection with any matters on which the board of directors of our general partner has sought the conflicts committee’s approval.

The Mid-Con Affiliates or other affiliates of our general partner are free to offer properties to us on terms they deem acceptable, and the board of directors of our general partner (or the conflicts committee) is free to accept or reject any such offers, negotiating terms it deems acceptable to us. As a result, the board of directors of our general partner (or the conflicts committee) will decide, in its sole discretion, the appropriate value of any assets offered to us by affiliates of our general partner. In so doing, we expect the board of directors (or the conflicts committee) will consider a number of factors in its determination of value, including, without limitation, production and reserve data, operating cost structure, current and projected cash flow, financing costs, the anticipated impact on distributions to our unitholders, production decline profile, commodity price outlook, reserve life, future drilling inventory and the weighting of the expected production between oil and natural gas.

We expect that the Mid-Con Affiliates or other affiliates of our general partner will consider a number of the same factors considered by the board of directors of our general partner to determine the proposed purchase price of any assets it may offer to us in future periods. In addition to these factors, given that the Founders and Yorktown will own an approximate 57.4% limited partner interest in us following the consummation of this offering and through their interests in our general partner, they may consider the potential positive impact on their underlying investment in us by causing the Mid-Con Affiliates to offer properties to us at attractive purchase prices. Likewise, the affiliates of our general partner may consider the potential negative impact on their underlying investment in us if we are unable to acquire additional assets on favorable terms, including the negotiated purchase price.

result, a common unitholder may have his common units purchased from him at an undesirable time or price. Please read “The Partnership Agreement—Limited Call Right.”

Common unitholders will have no right to enforce obligations of our general partner and its affiliates under agreements with us.

Any agreements between us, on the one hand, and our general partner and its affiliates, on the other, will not grant to the unitholders, separate and apart from us, the right to enforce the obligations of our general partner and its affiliates in our favor.

Our general partner, our general partner’s affiliates (including the Founders) and Yorktown may be able to amend our partnership agreement without the approval of any other unitholder.

Our general partner has the discretion to propose amendments to our partnership agreement, certain of which may be made by our general partner without unitholder approval. Our partnership agreement can also be amended with the consent of our general partner and the approval of the holders of a majority of our outstanding common units (including common units held by affiliates of our general partner and Yorktown). Upon the consummation of this offering, the Founders and Yorktown will own approximately 10,343,015 common units representing a 58.6 % limited partnership interest in us. Assuming that the Founders and Yorktown retain a sufficient number of their respective common units and that we do not issue additional common units, our general partner, our general partner’s affiliates and Yorktown will have the ability to amend our partnership agreement without the approval of any other unitholder. Please read “The Partnership Agreement—Amendment of the Partnership Agreement.”

Our general partner intends to limit its liability regarding our obligations.

Our general partner will enter into contractual arrangements on our behalf and intends to limit its liability under such contractual arrangements so that the other party has recourse only to our assets and not against our general partner or its assets. The partnership agreement provides that any action taken by our general partner to limit its liability is not a breach of our general partner’s fiduciary duties, even if we could have obtained more favorable terms without the limitation on liability.

Our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

The attorneys, independent accountants and others who have performed services for us regarding this offering have been retained by our general partner. The attorneys, independent accountants and others who perform services for us are selected by our general partner, or the conflicts committee of our general partner’s board of directors, and may also perform services for our general partner and its affiliates. We may retain separate counsel for ourselves or the holders of common units in the event of a conflict of interest between our general partner and its affiliates, on the one hand, and us or the holders of common units, on the other, depending on the nature of the conflict. We do not intend to do so in most cases.

Fiduciary Duties

Our general partner is accountable to us and our unitholders as a fiduciary. Fiduciary duties owed to unitholders by our general partner are prescribed by law and the partnership agreement. The Delaware Revised Uniform Limited Partnership Act, which we refer to in this prospectus as the Delaware Act, provides that Delaware limited partnerships may, in their partnership agreements, modify, restrict or expand the fiduciary duties otherwise owed by a general partner to limited partners and the partnership.

Our partnership agreement contains various provisions modifying and restricting the fiduciary duties that might otherwise be owed by our general partner. We have adopted these restrictions to allow our general partner and its affiliates to engage in transactions with us that would otherwise be prohibited by state-law fiduciary duty standards and to take into account the

Limited Voting Rights

The following is a summary of the unitholder vote required for each of the matters specified below.

Various matters require the approval of a “unit majority,” which means the approval of a majority of the outstanding common units.

In voting their common units, our general partner, and our general partner’s affiliates (including the Founders) and Yorktown will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or our limited partners.

Issuance of additional units	No approval right. Please read “—Issuance of Additional Interests.”

Amendment of the partnership agreement	Certain amendments may be made by our general partner without the approval of any limited partner. Other amendments generally require the approval of a unit majority. Please read “—Amendment of the Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	Unit majority, in certain circumstances. Please read “—Merger, Consolidation, Sale or Other Disposition of Assets.”

Dissolution of our partnership	Unit majority. Please read “—Dissolution.”

Continuation of our business upon dissolution	Unit majority. Please read “—Dissolution.”

Withdrawal of our general partner	Prior to December 31, 2021, under most circumstances, the approval of a majority of the common units, excluding common units held by our general partner and its affiliates (including the Founders), is required for the withdrawal of our general partner in a manner that would cause a dissolution of our partnership. Please read “—Withdrawal or Removal of Our General Partner.”

Removal of our general partner	Not less than 66 2/3% of the outstanding units, including units held by our general partner and its affiliates (including the Founders). Please read “—Withdrawal or Removal of Our General Partner.”

Transfer of our general partner interest	Our general partner may transfer without a vote of our unitholders all, but not less than all, of its general partner interest in us to an affiliate or another person (other than an individual) in connection with its merger or consolidation with or into, or sale of all, or substantially all, of its assets to, such other person. The approval of a majority of the common units, excluding common units held by our general partner and its affiliates (including the Founders), is required in other circumstances for a transfer of the general partner interest to a third party prior to December 31, 2021. Please read ‘‘—Transfer of General Partner Interest.”

Transfer of ownership interests in our general partner	No approval required at any time. Please read “—Transfer of Ownership Interests in Our General Partner.”

partnership interests, that existed immediately prior to each issuance. The holders of common units will not have preemptive rights to acquire additional common units or other partnership interests.

Amendment of the Partnership Agreement

General

Amendments to our partnership agreement may be proposed only by our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or our limited partners, including any duty to act in good faith and in the best interests of us or our limited partners. To adopt a proposed amendment, other than the amendments discussed below under “—No Unitholder Approval,” our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of our limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Prohibited Amendments

No amendment may:

•	enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

•	enlarge the obligations of, restrict, change or modify in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld in its sole discretion.

The provision of our partnership agreement preventing the amendments having the effects described in any of the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding units (including units owned by our general partner, our general partner’s affiliates (including the Founders) and Yorktown) or upon receipt of a written opinion of counsel acceptable to our general partner to the effect that such amendments will not affect the limited liability of any limited partner under the Delaware Act. Upon the consummation of this offering, affiliates of our general partner (including the Founders) and Yorktown will own an aggregate of approximately 58.6% of our outstanding common units representing an aggregate of approximately 58.6% of our outstanding limited partnership units.

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

•	a change in our name, the location of our principal place of business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

•	a change that our general partner determines to be necessary or appropriate for us to qualify or to continue our qualification as a limited partnership or other entity in which the limited partners have limited liability under the laws of any state or to ensure that neither we, nor our subsidiary will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•	a change in our fiscal year or taxable period and related changes;

•	an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or the directors, officers, agents or trustees of our general partner from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, or ERISA, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed;

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of our outstanding units, including units held by our general partner, our general partner’s affiliates (including the Founders) and Yorktown, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of our outstanding common units, voting as a separate class. The ownership of more than 33 1/3% of our outstanding units by our general partner, our general partner’s affiliates (including the Founders) and Yorktown would give them the practical ability to prevent our general partner’s removal. Upon the consummation of this offering, affiliates of our general partner (including the Founders) and Yorktown will own an aggregate of approximately 58.6% of our outstanding common units, representing approximately 58.6% of our outstanding limited partnership units.

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist our general partner will have the right to convert its general partner interest into common units or to receive cash in exchange for those interests based on the fair market value of the interests at the time.

In the event of removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the departing general partner’s general partner interest for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest of the departing general partner for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached within the period provided under our partnership agreement, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. If the departing general partner and the successor general partner cannot agree upon one independent investment banking firm or other independent expert, then an independent investment banking firm or other independent expert chosen by agreement of the independent investment banking firm or other independent expert selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner will become a limited partner and such general partner interest will automatically convert into common units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

Except for the transfer by our general partner of all, but not less than all, of its general partner interest to:

•	an affiliate of our general partner (other than an individual); or

•	another entity as part of the merger or consolidation of our general partner with or into another entity or the transfer by our general partner of all or substantially all of its assets to another entity, our general partner may not transfer all or any part of its general partner interest to another person prior to December 31, 2021, without the approval of the holders of at least a majority of our outstanding common units, excluding common units held by our general partner and its affiliates (including the Founders). As a condition of this transfer, the transferee must agree to

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered hereby, the Founders, Yorktown and the other Contributing Parties will hold an aggregate of 12,240,000 common units. The sale of these units could have an adverse impact on the price of the common units or on any trading market that may develop.

The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any common units owned by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1.0% of the total number of the securities outstanding; or

•	the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A unitholder who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned his common units for at least six months (provided we are in compliance with the current public information requirement) or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell his common units under Rule 144 without regard to the rule’s public information requirements, volume limitations, manner of sale provisions and notice requirements.

Our partnership agreement does not restrict our ability to issue any partnership interests. Any issuance of additional common units or other equity interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, our common units then outstanding. Please read “The Partnership Agreement—Issuance of Additional Interests.”

Under our partnership agreement, our general partner and its affiliates, including the Founders, have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any common units or other partnership interests that they hold, which we refer to as registerable securities. Subject to the terms and conditions of our partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any registerable securities to require registration of such registerable securities and to include any such registerable securities in a registration by us of common units or other partnership interests, including common units or other partnership interests offered by us or by any unitholder. Our general partner and its affiliates will continue to have these registration rights for two years following the withdrawal or removal of our general partner. In connection with any registration of units held by our general partner or its affiliates, we will indemnify each unitholder participating in the registration and its officers, directors, and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discounts. Except as described below, our general partner and its affiliates may sell their common units or other partnership interests in private transactions at any time, subject to compliance with certain conditions and applicable laws.

We, our general partner and certain of its affiliates and the directors and executive officers of our general partner have agreed, subject to certain exceptions, not to sell any common units for a period of 180 days from the date of this prospectus. For a description of these lock-up provisions, please read “Underwriting.”

UNDERWRITING

RBC Capital Markets is acting as book-running manager of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, the underwriters set forth below have agreed to purchase from us the number of common units set forth opposite its name.

Number of
Underwriter	Common Units

RBC Capital Markets, LLC
Total	5,400,000

The underwriting agreement provides that the underwriters’ obligations to purchase the common units depend on the satisfaction of the conditions contained in the underwriting agreement and that if any of our common units are purchased by the underwriters, all of our common units must be purchased. The conditions contained in the underwriting agreement include the condition that all the representations and warranties made by us to the underwriters are true, that there has been no material adverse change in the condition of us or in the financial markets and that we deliver to the underwriters’ customary closing documents.

The following table shows the underwriting fees to be paid to the underwriters by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common units. This underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us to purchase the common units. On a per common unit basis, the underwriting fee is     % of the initial price to the public.

Paid by Us
	No Exercise	Full Exercise

Per common unit	$	$
Total	$	$

We estimate that total expenses of the offering, other than underwriting discounts, a structuring fee and commissions, will be approximately $3.0 million. We will pay RBC Capital Markets, LLC a structuring fee equal to 0.375% of the gross proceeds of this offering for the evaluation, analysis and structuring of our partnership.

We have been advised by the underwriters that the underwriters propose to offer our common units directly to the public at the initial price to the public set forth on the cover page of this prospectus and to dealers (who may include the underwriters) at this price to the public less a concession not in excess of $      per common unit. The underwriters may allow, and the dealers may reallow, a concession not in excess of $      per common unit to certain brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act or to contribute to payments that may be required to be made with respect to these liabilities.

We have granted to the underwriters an option to purchase up to an aggregate of 810,000 additional common units at the initial price to the public less the underwriting discount set forth on the cover page of this prospectus exercisable solely to cover over-allotments, if any. Such option

Mid-Con Energy Partners, LP

Pro Forma Condensed Balance Sheet
September 30, 2011
(Unaudited)

				Mid-Con
		Offering and		Energy
	Predecessor	Other		Pro Forma,
	Historical	Adjustments		As Adjusted
	(in thousands)

ASSETS
Current Assets:
Cash and cash equivalents	$186	$29,790	(a)	$—
		108,000	(b)
		1,936	(c)
		(139,912)	(d)
Accounts receivable:
Oil and natural gas sales	3,091	—		3,091
Affiliate	355	(355)	(d)	—
Other	1,042	(1,021)	(d)	—
		(21)	(k)
Derivative financial instruments	3,980			3,980

Total current assets	8,654	(1,583)		7,071

Property and Equipment:
Oil and gas properties, successful efforts method:
Proved properties	83,639	6,000	(j)	89,639
Unproved properties	162	—		162
Accumulated depreciation, depletion and amortization	(8,589)	(469)	(j)	(9,058)

Total property and equipment, net	75,212	5,531		80,743

Other Assets	300	(300)	(e)	—
Derivative Financial Instruments	4,516	47	(j)	4,563

Total assets	$88,682	$3,695		$92,377

LIABILITIES AND PARTNERS’ CAPITAL
Current Liabilities:
Accounts payable	$1,795	$—		$1,795
Accrued liabilities	30	—		30
Revenue payable	10	—		10

Total current liabilities	1,835	—		1,835

Long-Term Debt	15,210	29,790	(a)	45,000

Asset Retirement Obligations	1,682	—		1,682

Partners’ Capital:
Contributed capital	71,891	108,000	(b)	43,860
		(141,309)	(d)
		(300)	(e)
		5,578	(j)
Notes receivable from officers, directors and employees	(1,936)	1,936	(c)	—

Total partners’ capital	69,955	(26,095)		43,860

Total liabilities and partners’ capital	$88,682	$3,695		$92,377

The accompanying notes are an integral part of these pro forma financial statements.

Mid-Con Energy Partners, LP

Pro Forma Condensed Statement of Operations
For the nine months ended September 30, 2011
(Unaudited)

							Mid-Con
				Mid-Con	Offering and		Energy
	Predecessor	Disposed		Energy	Other		Pro Forma,
	Historical	Assets		Pro Forma	Adjustments		As Adjusted
	(in thousands)

Revenues:
Oil sales	$25,068	$(721	)(f)	$24,347	$693	(j)	$25,040
Natural gas sales	974	—		974	4	(j)	978
Realized gain (loss) on derivatives, net	(799)	—		(799)	(76	)(j)	(875)
Unrealized gain (loss) on derivatives, net	9,400	—		9,400	—		9,400

Total revenues	34,643	(721)		33,922	621		34,543

Operating costs and expenses:
Lease operating expenses	5,951	(583	)(f)	5,368	232	(j)	5,600
Oil and gas production taxes	1,116	(46	)(f)	1,070	49	(j)	1,119
Dry holes and abandonments of unproved properties	772	—		772	—		772
Geological and geophysical	171	(171	)(f)	—	—		—
Depreciation, depletion and amortization	4,318	(338	)(g)	3,980	148	(j)	4,128
Accretion of discount on asset retirement obligations	55	—		55	—		55
General and administrative	552	—		552	—		552

Total operating costs and expenses	12,935	(1,138)		11,797	429		12,226

Income from operations	21,708	417		22,125	192		22,317

Other income (expense):
Interest income and other	160	—		160	(58	)(h)	102
Interest expense	(378)	—		(378)	(635	)(i)	(1,013)
Gain on sale of assets	1,559	(1,559	)(f)	—	—		—
Stock-based compensation	(1,671)	—		—	—		(1,671)
Other revenue and expense, net	576	(576	)(f)	—	—		—

Total other income (expenses)	246	(2,135)		(1,889)	978		(2,582)

Net income (loss)	$21,954	$(1,718)		$20,236	$1,170		$19,735

Computation of net income per limited partner unit:
General partner’s interest in net income							$395

Limited partners’ interest in net income							$19,340

Net income per limited partner unit (basic and diluted)							$1.10

Weighted average number of limited partner units outstanding (basic and diluted)							17,640

The accompanying notes are an integral part of these pro forma financial statements.

Mid-Con Energy Partners, LP

Pro Forma Condensed Statement of Operations
For the twelve months ended December 31, 2010
(Unaudited)

							Mid-Con
				Mid-Con	Offering and		Energy
	Predecessor	Disposed		Energy	Other		Pro Forma,
	Historical	Assets		Pro Forma	Adjustments		As Adjusted
	(in thousands)
	(restated)

Revenues:
Oil sales	$16,853	$(1,337	)(f)	$15,516	$770	(j)	$16,286
Natural gas sales	1,418	(26	)(f)	1,392	5	(j)	1,397
Realized gain (loss) on derivatives, net	(90)	—		(90)	(10	)(j)	(100)
Unrealized gain (loss) on derivatives, net	(707)	—		(707)	—		(707)

Total revenues	17,474	(1,363)		16,111	765		16,876

Operating costs and expenses:
Lease operating expenses	6,237	(1,449	)(f)	4,788	253	(j)	5,041
Oil and gas production taxes	822	(81	)(f)	741	56	(j)	797
Dry holes and abandonments of unproved properties	1,418	(904	)(f)	514	—		514
Geological and geophysical	394	(394	)(f)	—	—		—
Depreciation, depletion and amortization	5,851	(2,837	)(g)	3,014	313	(j)	3,327
Accretion of discount on asset retirement obligations	127	(64	)(f)	63	—		63
General and administrative	982	—		982	—		982
Impairment of proved oil and gas properties	1,886	(626	)(f)	1,260	—		1,260

Total operating costs and expenses	17,717	(6,355)		11,362	622		11,984

Income (loss) from operations	(243)	4,992		4,749	143		4,892

Other income (expense):
Interest income and other	218	—		218	(92	)(h)	126
Interest expense	(98)	—		(98)	(1,252	)(i)	(1,350)
Gain on sale of assets	354	(354	)(f)	—	—		—
Other revenue and expense, net	847	(847	)(f)	—	—		—

Total other income (expenses)	1,321	(1,201)		120	(1,344)		(1,224)

Net income (loss)	$1,078	$3,791		$4,869	$(1,201)		$3,668

Computation of net income per limited partner unit:
General partner’s interest in net income							$73

Limited partners’ interest in net income							$3,595

Net income per limited partner unit (basic and diluted)							$0.20

Weighted average number of limited partner units outstanding (basic and diluted)							17,640

The accompanying notes are an integral part of these pro forma financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

1.	Basis of Presentation

The unaudited pro forma condensed balance sheet of the Partnership as of September 30, 2011 is based on the unaudited historical combined balance sheet of the predecessor and includes pro forma adjustments to give effect to the formation and the offering as described below as if they occurred on September 30, 2011.

The unaudited pro forma condensed statement of operations of the Partnership is based on the unaudited historical combined statement of operations of the predecessor for the nine months ended September 30, 2011 and the audited historical combined statement of operations of the predecessor for the year ended December 31, 2010 and includes pro forma adjustments to give effect to the transactions described below as if they occurred on January 1, 2010.

The unaudited pro forma condensed financial statements give pro forma effect to:

•	the sale by the predecessor as of June 30, 2011 of certain oil and natural gas properties representing approximately 1% of its proved reserves by value, as calculated using the standardized measure, as of such date, and certain subsidiaries that do not own oil and natural gas reserves, including Mid-Con Energy Operating, Inc. (collectively, the “Disposed Assets”), to Mid-Con Energy III, LLC and Mid-Con Energy IV, LLC (collectively, the “Mid-Con Affiliates”) for aggregate consideration of $7.5 million;

•	the merger of the predecessor with the Partnership’s wholly owned subsidiary (the “Merger”) in exchange for aggregate consideration of 12,240,000 common units and $121.2 million in cash;

•	the issuance to Mid-Con Energy GP, LLC, the Partnership’s general partner, of 360,000 general partner units, representing a 2.0% general partner interest in the Partnership in exchange for a contribution from our general partner;

•	the issuance and sale by the Partnership to the public of 5,400,000 common units (the “Offering”) and the application of the net proceeds as described in “Use of Proceeds;”

•	the Partnership’s borrowing of approximately $45.0 million under its new credit facility and the application of the proceeds as described in “Use of Proceeds;” and

•	our acquisition of additional working interests in the Cushing Field from J&A Oil Company and Charles R. Olmstead immediately prior to the closing of this offering.

The Merger has been accounted for as a combination of entities under common control, whereby the assets and liabilities sold and contributed will be recorded based on the predecessor’s historical cost.

The historical balance sheet at September 30, 2011 of the predecessor reflects the sale of the Disposed Assets. Because the sale was effective as of June 30, 2011, no pro forma adjustments to the historical balance sheet of the predecessor are necessary to reflect the sale. However, the historical statements of operations of the predecessor for the year ended December 31, 2010 and the nine months ended September 30, 2011 include the results of operations attributable to the Disposed Assets. Accordingly, the Partnership’s unaudited pro forma condensed statements of operations for the year ended December 31, 2010 and the nine months ended September 30, 2011 include adjustments to reflect the sale of the Disposed Assets.

The Partnership’s unaudited pro forma condensed statements of operations do not reflect the incremental general and administrative expenses of approximately $3.0 million that the Partnership expects to incur annually as a result of being a publicly traded partnership.

NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS— (continued)

2.	Pro Forma Adjustments and Assumptions

Unaudited pro forma condensed balance sheet

(a) Pro forma adjustment to reflect the cash proceeds from borrowings by the Partnership of $45.0 million under its new revolving credit facility. Pro forma adjustment reflects additional amount to reflect the new credit facility.

(b) Pro forma adjustment to reflect gross cash proceeds of approximately $108.0 million from the issuance and sale of 5,400,000 common units in the offering at an assumed initial public offering of $20.00 per unit.

(c) Pro forma adjustment to record the net proceeds from the payment of the notes receivable of the predecessor’s members.

(d) Pro forma adjustment to record the use of the net proceeds from the offering and borrowings under the Partnership’s new credit facility, after underwriting discounts and commissions, a structuring fee and estimated offering and borrowing expenses of approximately $10.6 million, to repay $15.2 million in outstanding indebtedness under the predecessor’s credit facilities and to make a $121.2 million cash distribution to the owners of the predecessor.

(e) Pro forma adjustment to record retirement of interest on notes receivable from members.

Unaudited pro forma statements of operations

(f) Pro forma adjustment to reflect the revenues and direct operating expenses excluding the Disposed Assets. These adjustments are based on the actual results of the Disposed Assets. Historical lease operating statements by individual asset were used as the basis for the revenues and direct lease operating expenses.

(g) Pro forma adjustment to reflect the depreciation, depletion and amortization expenses associated with the Disposed Assets. The calculations based on the actual allocated costs of the Disposed Assets and the associated production and reserves as if the sale of the Disposed Assets had occurred on January 1, 2010.

(h) Pro forma adjustment to reflect interest income on the notes receivables from officers, directors and employees from the issuances of the predecessor’s units.

(i) Pro forma adjustment to reflect interest expense and amortization of deferred financing costs on $45.0 million of borrowings by the Partnership under a new credit facility assuming an interest rate of approximately 3.0%. A one-eighth percentage point change in the interest rate would change pro forma interest expense by less than $42,000 for the nine months ended September 30, 2011.

(j) Pro forma adjustments to reflect the acquisition of working interests in the Cushing Field from J&A Oil Company, LLC and Charles R. Olmstead prior to the closing of the Offering.

(k) Pro forma adjustments to reflect issuance of predecessor’s units.

3.	Pro Forma Net Income Per Limited Partner Unit

Pro forma net income per limited partner unit is determined by dividing the pro forma net income available to the holders of common units, after deducting the general partner’s 2.0% interest in pro forma net income, by the number of common units expected to be outstanding at the closing of the Offering. For purposes of this calculation, management assumed the aggregate

NOTES TO UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS— (continued)

number of common units was $17,640,000. All units were assumed to have been outstanding since January 1, 2010.

4.	Pro Forma Standardized Measure of Discounted Future Net Cash Flow

Standardized Measure of Future Net Cash Flow

The table below reflects the pro forma standardized measure of discounted future net cash flow related to the Partnership’s interest in proved reserves as of December 31, 2010:

December 31,
2010
(in thousands)

Future cash flow	$523,095
Future production costs	(149,591)
Future development costs	(26,802)

Future net cash flow	346,702
10% discount for estimated timing of cash flow	(164,563)

Standardized measure of discounted future net cash flow	$182,139

The principal changes in the pro forma standardized measure of discounted future net cash flow attributable to the Partnership’s proved reserves as of December 31, 2010 are as follows:

December 31,
2010
(in thousands)

Standardized measure of discounted future net cash flow, beginning of period	$98,036
Changes in the year resulting from:
Sales, less production costs	(11,379)
Revisions of previous quantity estimates	3,964
Extensions and discoveries, and improved recovery	16,562
Net changes in prices and production costs	41,030
Changes in estimated future development costs	(5,232)
Previously estimated development costs incurred during the period	9,343
Purchase of minerals in place	22,330
Accretion of discount	9,804
Timing differences and other	(2,319)

Standardized measure of discounted future net cash flow, end of period	$182,139

Through and including           (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Common Units

Mid-Con Energy Partners, LP

5,400,000

Common Units Representing Limited Partner Interests

PRICE $           PER COMMON UNIT

RBC Capital Markets

PRELIMINARY PROSPECTUS

          , 2011

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

Set forth below are the expenses (other than underwriting discounts, a structuring fee and commissions) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the Securities and Exchange Commission registration fee, the FINRA filing fee and the NASDAQ Global Market listing fee, the amounts set forth below are estimates. The underwriters have agreed to reimburse us for a portion of our expenses.

SEC registration fee	$16,254
FINRA filing fee	$14,500
NASDAQ Global Market listing fee	$25,000
Printing and engraving expenses	$650,000
Accounting fees and expenses	$350,000
Legal fees and expenses	$1,500,000
Transfer agent and registrar fees	$20,000
Miscellaneous	$24,246
Total	$2,600,000

Item 14.	Indemnification of Directors and Officers

The partnership agreement of Mid-Con Energy Partners, LP provides that the partnership will, to the fullest extent permitted by law but subject to the limitations expressly provided therein, indemnify and hold harmless its general partner, any Departing Partner (as defined therein), any person who is or was an affiliate of the general partner, including any person who is or was a member, partner, officer, director, fiduciary or trustee of the general partner, any Departing Partner, any Group Member (as defined therein) or any affiliate of the general partner, any Departing Partner or any Group Member, or any person who is or was serving at the request of the general partner, including any affiliate of the general partner or any Departing Partner or any affiliate of any Departing Partner as an officer, director, member, partner, fiduciary or trustee of another person, or any person that the general partner designates as a Partnership Indemnitee for purposes of the partnership agreement (each, a “Partnership Indemnitee”) from and against any and all losses, claims, damages, liabilities (joint or several), expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Partnership Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as a Partnership Indemnitee, provided that the Partnership Indemnitee shall not be indemnified and held harmless if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the Partnership Indemnitee is seeking indemnification, the Partnership Indemnitee engaged in fraud, willful misconduct or gross negligence or, a breach of its obligations under the partnership agreement of Mid-Con Energy Partners, LP or a breach of its fiduciary duty in the case of a criminal matter, acted with knowledge that the Partnership Indemnitee’s conduct was unlawful. This indemnification would under certain circumstances include indemnification for liabilities under the Securities Act. To the fullest extent permitted by law, expenses (including legal fees and expenses) incurred by a Partnership Indemnitee who is indemnified pursuant to the partnership agreement in defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the partnership prior to a determination that the Partnership Indemnitee is not entitled to be indemnified upon receipt by the partnership of any undertaking by or on behalf of the

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